

CAPIZATE

Durable

Financial Model, Pro forma Forecast, Business Valuation and Internal Rate of Return (IRR) with Validated Research

Principle
Xavine Charles
1820 Double Delight Ave.
North Las Vegas NV 89032
Xavone Charles
xcharles@durable.energy

November 20, 2022

Completed by:
www.tonydrexelsmith.com
Tony@TonyDrexelSmith.com
626-277-7860

TDS | Tony Drexel Smith
CONSULTING

TDS | Tony Drexel Smith
CONSULTING
Business Development ♦ Due Diligence ♦Business Valuations

November 20, 2022

Principle
Durable
Xavine Charles
1820 Double Delight Ave.
North Las Vegas NV 89032
Xavone Charles
xcharles@durable.energy

Subject: Financial Model, Pro forma Forecast, Business Valuation and Internal Rate of Return (IRR) with Validated Research

Thank you for engaging our firm to complete your business valuation. This letter confirms completion of the project. We completed the valuation with four methodologies including market capitalization, book value, market comparisons, and discounted cash flow with a net present and terminal value. Based on objective, subjective, industry standard practices and four methodologies, the post-money valuation of your enterprise is as follows:

Method 1	Market Capitalization	7,500,000
Method 2	Book Value	18,839
Method 3	Market Comps	247,528,800
Method 4	DCF With Terminal	774,543,118
Weighted Pre-Money Valuation		**37,712,158**
Weighted Post-Money Valuation		**42,712,158**

In addition to the business valuation, we analyzed the Internal Rate of Return (IRR), with the following summary:

◆6-Year pro forma forecast of profit, loss, and free cash flow, the total Return on Investment is:	477,802,453
◆The capital injection into your firm at the time of the valuation assumes a total of:	5,000,000
◆Therefore the 6-year annual Internal Rate of Return is:	181.69%
◆The Earnings Before Interest, Taxes, Depreciation & Amortization (EBITDA) is:	9556.05%
Recommended equity to be sold of your company in consideration of the capital:	16.57%
◆First Month Profitable (P&L):	1
◆First Month Positive Cash Flow:	1
◆Lowest Cash Balance:	130,144

Our firm is available to review the attached report which includes the summary of financials worksheet, 6-year forecast pro forma, fixed expenses, variables expenses, marketing budget, revenue worksheets, valuation, and capitalization tables. The research completed to support the assumptions has been provided as footnotes on each page where validation is appropriate. Please find the references as website links and citations.

We are available to update the report, as needed, and always recommended this report be updated at least every 90 days. We look forward to our continued relationship.

Respectfully Submitted,

Tony Drexel Smith

Durable
Financial Model Workbook Key (Table of Contents)
November 20, 2022

Durable
Financial Projection Summary
November 20, 2022

	Sources	Amount	% of Total	Uses	Amount	% of Total
39	Sources	Amount	% of Total	Uses	Amount	% of Total
40	Equit Raise	5,000,000	100.00%	Client Sales Development	2,614,000	52.28%
41				Dealership Marketing Materials	290,000	5.80%
42				Product Certification	96,500	1.93%
43				Marketing Lead Generation	194,000	3.88%
44				Dealership Product Inventory	968,000	19.36%
45				Working Class Capital & Sales	677,500	13.55%
46				Cost of Capital	160,000	3.20%
47	**Total Sources**	**5,000,000**	**100.00%**	**Total Uses**	**5,000,000**	**100.00%**

48 Net Sales Summary

	Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	6-Year Sum
49	Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	6-Year Sum
50	EV Charging Units	28,137,118	52,439,653	107,178,682	229,360,662	484,116,915	892,512,304	1,793,745,335
51	Other Income	115,849	387,324	2,104,962	2,516,731	3,009,049	-	8,133,914
52	**Subtotal Revenue**	**28,252,967**	**52,826,977**	**109,283,644**	**231,877,393**	**487,125,963**	**892,512,304**	**1,801,879,249**
53	*YoY Growth*		*87.0%*	*106.9%*	*112.2%*	*110.1%*	*83.2%*	

54 Financial Summary

	(In USD)	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	6-Year Sum
55	(In USD)							
56	Cost of Goods & Sales	22,509,695	39,329,740	75,025,078	155,965,250	290,470,149	535,507,382	1,118,807,294
57	**Gross Operating Profit**	**5,743,272**	**13,497,237**	**34,258,566**	**75,912,142**	**196,655,815**	**357,004,922**	**683,071,955**
58	***Gross Operating Margin %***	*20.3%*	*25.5%*	*31.3%*	*32.7%*	*40.4%*	*40.0%*	*37.9%*
59								
60	**Operating Expenses**							
61	Fixed Marketing	325,000	341,250	358,313	376,228	395,040	414,792	2,210,622
62	Variable Marketing	565,059	1,056,540	2,185,673	4,637,548	9,742,519	17,850,246	36,037,585
63	Fixed Payroll	1,130,820	1,243,902	1,368,292	1,505,121	1,655,634	1,821,197	8,724,966
64	SGA/OH/Fixed/Variable Expenses	501,362	815,947	1,529,436	3,070,027	6,269,213	11,345,549	23,531,534
65	**Subtotal Expenses**	**2,522,241**	**3,457,639**	**5,441,714**	**9,588,925**	**18,062,405**	**31,431,783**	**70,504,707**
66	**EBITDA**	**3,221,031**	**10,039,599**	**28,816,853**	**66,323,218**	**178,593,410**	**325,573,138**	**612,567,248**
67	***EBITDA Margin %***	*11.4%*	*19.0%*	*26.4%*	*28.6%*	*36.7%*	*36.5%*	*34.0%*
68								
69	Tax (22% Net assumption - Final TBD)	(708,627)	(2,208,712)	(6,339,708)	(14,591,108)	(39,290,550)	(71,626,090)	(134,764,795)
70								
71	**Net Income**	2,512,404	7,830,887	22,477,145	51,732,110	139,302,860	253,947,048	477,802,453
72	***NP Margin %***	*8.9%*	*14.8%*	*20.6%*	*22.3%*	*28.6%*	*28.5%*	*26.5%*
73	Depreciation (TBD)	-	-	-	-	-	-	-

74 Cash Flow Statement

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	6-Year Sum
75	Net Income	2,512,404	7,830,887	22,477,145	51,732,110	139,302,860	253,947,048	477,802,453
76	Re-Investment/Growth/New Equip	-	-	-	-	-	-	-
77	**Free Cash Flow**	**2,512,404**	**7,830,887**	**22,477,145**	**51,732,110**	**139,302,860**	**253,947,048**	**477,802,453**

78 Return Summary

	Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	6-Year Sum
79	Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	6-Year Sum
80	Long Term Debt Principle & Interest	-	-	-	-	-	-	-
81	Investor Payments	-	-	-	-	-	-	-
82	**Capital Shareholders**	**2,512,404**	**7,830,887**	**22,477,145**	**51,732,110**	**139,302,860**	**253,947,048**	**477,802,453**

		Multiple
84		**Multiple**
85	Cumulative ROI	**95.56**

Durable
Profit & Loss Pro Forma (Financial Forecast)
November 20, 2022

YEAR 1

Year 1 - Profit & Loss Pro Forma	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
EV Charging Units	1,575,000	1,684,896	1,802,461	1,928,229	2,062,772	2,206,703	2,360,677	2,525,394	2,701,605	2,890,111	3,091,770	3,307,500
Other Income	-	-	-	-	-	-	-	18,563	20,419	22,461	24,707	29,700
Subtotal Revenue	**1,575,000**	**1,684,896**	**1,802,461**	**1,928,229**	**2,062,772**	**2,206,703**	**2,360,677**	**2,543,957**	**2,722,024**	**2,912,572**	**3,116,477**	**3,337,200**
EV Charging Units	1,260,000	1,347,917	1,441,969	1,542,583	1,650,218	1,765,362	1,888,541	2,020,315	2,161,284	2,312,089	2,473,416	2,646,000
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Cost of Sales	**1,260,000**	**1,347,917**	**1,441,969**	**1,542,583**	**1,650,218**	**1,765,362**	**1,888,541**	**2,020,315**	**2,161,284**	**2,312,089**	**2,473,416**	**2,646,000**
Gross Operating Profit	**315,000**	**336,979**	**360,492**	**385,646**	**412,554**	**441,341**	**472,135**	**523,641**	**560,740**	**600,483**	**643,061**	**691,200**
Operating Expenses & Overhead												
Fixed Marketing	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083
Variable Marketing	31,500	33,698	36,049	38,565	41,255	44,134	47,214	50,879	54,440	58,251	62,330	66,744
Fixed Payroll	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235
SGA/OH/Fixed/Variable Expenses	32,038	33,411	34,881	36,453	38,135	39,934	41,858	44,149	46,375	48,757	51,306	54,065
Subtotal Operating Expenses & Overhead	**184,856**	**188,427**	**192,248**	**196,336**	**200,708**	**205,386**	**210,390**	**216,347**	**222,134**	**228,327**	**234,954**	**242,127**
NET PROFIT (Forecast EBITDA)	**130,144**	**148,552**	**168,244**	**189,310**	**211,846**	**235,954**	**261,745**	**307,294**	**338,606**	**372,156**	**408,107**	**449,073**

YEAR 2 - Profit & Loss Pro Forma Forecast

Year 2 - Profit & Loss Pro Forma	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
EV Charging Units	3,446,946	3,592,271	3,743,722	3,901,560	4,066,051	4,237,478	4,416,132	4,602,318	4,796,354	4,998,570	5,209,313	5,428,940
Other Income	29,700	30,146	30,598	31,057	31,522	31,995	32,475	32,962	33,457	33,959	34,468	34,985
Subtotal Revenue	**3,476,646**	**3,622,416**	**3,774,320**	**3,932,616**	**4,097,574**	**4,269,473**	**4,448,607**	**4,635,280**	**4,829,811**	**5,032,529**	**5,243,781**	**5,463,925**
EV Charging Units	2,585,209	2,694,203	2,807,792	2,926,170	3,049,538	3,178,108	3,312,099	3,451,738	3,597,265	3,748,928	3,906,984	4,071,705
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Cost of Sales	**2,585,209**	**2,694,203**	**2,807,792**	**2,926,170**	**3,049,538**	**3,178,108**	**3,312,099**	**3,451,738**	**3,597,265**	**3,748,928**	**3,906,984**	**4,071,705**
Gross Operating Profit	**891,436**	**928,213**	**966,528**	**1,006,447**	**1,048,035**	**1,091,365**	**1,136,508**	**1,183,542**	**1,232,545**	**1,283,601**	**1,336,796**	**1,392,220**
Operating Expenses & Overhead												
Fixed Marketing	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438
Variable Marketing	69,533	72,448	75,486	78,652	81,951	85,389	88,972	92,706	96,596	100,651	104,876	109,278
Fixed Payroll	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659
SGA/OH/Fixed/Variable Expenses	56,426	58,248	60,147	62,125	64,187	66,336	68,575	70,909	73,340	75,874	78,515	81,267
Subtotal Operating Expenses & Overhead	**258,054**	**262,792**	**267,729**	**272,874**	**278,235**	**283,821**	**289,643**	**295,710**	**302,032**	**308,621**	**315,486**	**322,641**
NET PROFIT (Forecast EBITDA)	**633,382**	**665,421**	**698,799**	**733,573**	**769,801**	**807,543**	**846,865**	**887,832**	**930,513**	**974,981**	**1,021,310**	**1,069,579**

	YEAR 3 - Profit & Loss Pro forma Forecast											
Year 3 - Profit & Loss Pro Forma	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
EV Charging Units	5,833,564	6,268,346	6,735,532	7,237,538	7,776,959	8,356,584	8,979,409	9,648,654	10,367,778	11,140,499	11,970,812	12,863,009
Other Income	161,408	163,830	166,287	168,781	171,313	173,883	176,491	179,138	181,825	184,553	187,321	190,131
Subtotal Revenue	**5,994,972**	**6,432,175**	**6,901,819**	**7,406,319**	**7,948,272**	**8,530,467**	**9,155,900**	**9,827,792**	**10,549,603**	**11,325,052**	**12,158,133**	**13,053,140**
EV Charging Units	4,083,495	4,387,842	4,714,872	5,066,277	5,443,871	5,849,609	6,285,586	6,754,057	7,257,444	7,798,349	8,379,568	9,004,106
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Cost of Sales	**4,083,495**	**4,387,842**	**4,714,872**	**5,066,277**	**5,443,871**	**5,849,609**	**6,285,586**	**6,754,057**	**7,257,444**	**7,798,349**	**8,379,568**	**9,004,106**
Gross Operating Profit	**1,911,478**	**2,044,333**	**2,186,947**	**2,340,043**	**2,504,401**	**2,680,858**	**2,870,314**	**3,073,734**	**3,292,159**	**3,526,702**	**3,778,565**	**4,049,034**
Operating Expenses & Overhead												
Fixed Marketing	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859
Variable Marketing	119,899	128,644	138,036	148,126	158,965	170,609	183,118	196,556	210,992	226,501	243,163	261,063
Fixed Payroll	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024
SGA/OH/Fixed/Variable Expenses	88,553	94,018	99,889	106,195	112,969	120,247	128,065	136,463	145,486	155,179	165,593	176,780
Subtotal Operating Expenses & Overhead	**352,336**	**366,545**	**381,809**	**398,205**	**415,818**	**434,740**	**455,066**	**476,903**	**500,362**	**525,564**	**552,639**	**581,727**
NET PROFIT (Forecast EBITDA)	**1,559,141**	**1,677,788**	**1,805,138**	**1,941,838**	**2,088,582**	**2,246,118**	**2,415,247**	**2,596,832**	**2,791,797**	**3,001,139**	**3,225,926**	**3,467,307**

	YEAR 4 - Profit & Loss Pro Forma Forecast											
Year 4 - Profit & Loss Forecast	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
EV Charging Units	13,629,360	14,441,368	15,301,755	16,213,401	17,179,362	18,202,872	19,287,361	20,436,461	21,654,023	22,944,124	24,311,086	25,759,490
Other Income	192,983	195,878	198,816	201,798	204,825	207,897	211,016	214,181	217,394	220,655	223,965	227,324
Subtotal Revenue	**13,822,343**	**14,637,246**	**15,500,571**	**16,415,199**	**17,384,187**	**18,410,769**	**19,498,377**	**20,650,642**	**21,871,416**	**23,164,778**	**24,535,051**	**25,986,814**
EV Charging Units	9,267,965	9,820,131	10,405,193	11,025,113	11,681,966	12,377,953	13,115,405	13,896,794	14,724,735	15,602,004	16,531,539	17,516,453
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Cost of Sales	**9,267,965**	**9,820,131**	**10,405,193**	**11,025,113**	**11,681,966**	**12,377,953**	**13,115,405**	**13,896,794**	**14,724,735**	**15,602,004**	**16,531,539**	**17,516,453**
Gross Operating Profit	**4,554,378**	**4,817,116**	**5,095,377**	**5,390,086**	**5,702,221**	**6,032,816**	**6,382,971**	**6,753,849**	**7,146,681**	**7,562,774**	**8,003,512**	**8,470,361**
Operating Expenses & Overhead												
Fixed Marketing	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352
Variable Marketing	276,447	292,745	310,011	328,304	347,684	368,215	389,968	413,013	437,428	463,296	490,701	519,736
Fixed Payroll	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427
SGA/OH/Fixed/Variable Expenses	187,076	197,262	208,054	219,487	231,599	244,431	258,026	272,430	287,689	303,856	320,985	339,132
Subtotal Operating Expenses & Overhead	**620,302**	**646,786**	**674,844**	**704,570**	**736,062**	**769,426**	**804,773**	**842,222**	**881,897**	**923,931**	**968,465**	**1,015,647**
NET PROFIT (Forecast EBITDA)	**3,934,076**	**4,170,329**	**4,420,533**	**4,685,517**	**4,966,159**	**5,263,391**	**5,578,198**	**5,911,627**	**6,264,784**	**6,638,843**	**7,035,047**	**7,454,714**

4

YEAR 5 - Profit & Loss Pro Forma Forecast												
Year 5 - Profit & Loss Pro forma	Month 49 Jan-27	Month 50 Feb-27	Month 51 Mar-27	Month 52 Apr-27	Month 53 May-27	Month 54 Jun-27	Month 55 Jul-27	Month 56 Aug-27	Month 57 Sep-27	Month 58 Oct-27	Month 59 Nov-27	Month 60 Dec-27
EV Charging Units	27,493,520	29,344,278	31,319,622	33,427,938	35,678,178	38,079,896	40,643,288	43,379,238	46,299,362	49,416,057	52,742,556	56,292,982
Other Income	230,734	234,195	237,708	241,273	244,892	248,566	252,294	256,079	259,920	263,819	267,776	271,793
Subtotal Revenue	**27,724,254**	**29,578,473**	**31,557,329**	**33,669,212**	**35,923,071**	**38,328,462**	**40,895,583**	**43,635,317**	**46,559,282**	**49,679,876**	**53,010,332**	**56,564,774**
EV Charging Units	16,496,112	17,606,567	18,791,773	20,056,763	21,406,907	22,847,938	24,385,973	26,027,543	27,779,617	29,649,634	31,645,533	33,775,789
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Cost of Sales	**16,496,112**	**17,606,567**	**18,791,773**	**20,056,763**	**21,406,907**	**22,847,938**	**24,385,973**	**26,027,543**	**27,779,617**	**29,649,634**	**31,645,533**	**33,775,789**
Gross Operating Profit	**11,228,142**	**11,971,906**	**12,765,556**	**13,612,449**	**14,516,164**	**15,480,524**	**16,509,610**	**17,607,774**	**18,779,665**	**20,030,241**	**21,364,798**	**22,788,985**
Operating Expenses & Overhead												
Fixed Marketing	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920
Variable Marketing	554,485	591,569	631,147	673,384	718,461	766,569	817,912	872,706	931,186	993,598	1,060,207	1,131,295
Fixed Payroll	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969
SGA/OH/Fixed/Variable Expenses	361,565	384,742	409,478	435,877	464,050	494,117	526,206	560,453	597,003	636,010	677,641	722,071
Subtotal Operating Expenses & Overhead	**1,086,939**	**1,147,201**	**1,211,514**	**1,280,150**	**1,353,401**	**1,431,576**	**1,515,007**	**1,604,049**	**1,699,078**	**1,800,497**	**1,908,737**	**2,024,256**
NET PROFIT (Forecast EBITDA)	**10,141,203**	**10,824,705**	**11,554,042**	**12,332,298**	**13,162,763**	**14,048,948**	**14,994,602**	**16,003,725**	**17,080,587**	**18,229,745**	**19,456,062**	**20,764,729**

YEAR 6 - Profit & Loss Pro Forma Forecast												
Year 6 - Profit & Loss Pro Forma	Month 61 Jan-28	Month 62 Feb-28	Month 63 Mar-28	Month 64 Apr-28	Month 65 May-28	Month 66 Jun-28	Month 67 Jul-28	Month 68 Aug-28	Month 69 Sep-28	Month 70 Oct-28	Month 71 Nov-28	Month 72 Dec-28
EV Charging Units	58,666,320	61,139,720	63,717,399	66,403,755	69,203,368	72,121,015	75,161,671	78,330,522	81,632,974	85,074,659	88,661,446	92,399,454
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Revenue	**58,666,320**	**61,139,720**	**63,717,399**	**66,403,755**	**69,203,368**	**72,121,015**	**75,161,671**	**78,330,522**	**81,632,974**	**85,074,659**	**88,661,446**	**92,399,454**
EV Charging Units	35,199,792	36,683,832	38,230,440	39,842,253	41,522,021	43,272,609	45,097,003	46,998,313	48,979,784	51,044,795	53,196,868	55,439,673
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Cost of Sales	**35,199,792**	**36,683,832**	**38,230,440**	**39,842,253**	**41,522,021**	**43,272,609**	**45,097,003**	**46,998,313**	**48,979,784**	**51,044,795**	**53,196,868**	**55,439,673**
Gross Operating Profit	**23,466,528**	**24,455,888**	**25,486,960**	**26,561,502**	**27,681,347**	**28,848,406**	**30,064,668**	**31,332,209**	**32,653,190**	**34,029,863**	**35,464,578**	**36,959,782**
Operating Expenses & Overhead												
Fixed Marketing	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566
Variable Marketing	1,173,326	1,222,794	1,274,348	1,328,075	1,384,067	1,442,420	1,503,233	1,566,610	1,632,659	1,701,493	1,773,229	1,847,989
Fixed Payroll	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766
SGA/OH/Fixed/Variable Expenses	749,091	780,009	812,230	845,809	880,804	917,275	955,283	994,894	1,036,174	1,079,195	1,124,030	1,170,755
Subtotal Operating Expenses & Overhead	**2,108,750**	**2,189,135**	**2,272,910**	**2,360,216**	**2,451,204**	**2,546,027**	**2,644,849**	**2,747,836**	**2,855,166**	**2,967,021**	**3,083,591**	**3,205,077**
NET PROFIT (Forecast EBITDA)	**21,357,778**	**22,266,753**	**23,214,050**	**24,201,285**	**25,230,143**	**26,302,379**	**27,419,820**	**28,584,372**	**29,798,023**	**31,062,843**	**32,380,987**	**33,754,705**

5

	Year 1 - Cash Flow Forecast											
222	**Year 1 - Cash Flow Forecast**	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
223		Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23
224													
225	**STARTING CASH**	-	130,144	278,696	446,940	636,250	848,096	1,084,050	1,345,795	1,653,090	1,991,695	2,363,851	2,771,958
226													
227	**Cash-In**												
228	Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
229	Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
230	EV Charging Units	1,575,000	1,684,896	1,802,461	1,928,229	2,062,772	2,206,703	2,360,677	2,525,394	2,701,605	2,890,111	3,091,770	3,307,500
231	Other Income	-	-	-	-	-	-	-	18,563	20,419	22,461	24,707	29,700
232	**TOTAL CASH IN**	**1,575,000**	**1,815,041**	**2,081,157**	**2,375,169**	**2,699,022**	**3,054,799**	**3,444,727**	**3,889,752**	**4,375,114**	**4,904,267**	**5,480,328**	**6,109,158**
233													
234	**CASH OUT**												
235	Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
236	Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
237	Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-
238	Cost of Goods	1,260,000	1,347,917	1,441,969	1,542,583	1,650,218	1,765,362	1,888,541	2,020,315	2,161,284	2,312,089	2,473,416	2,646,000
239	Fixed Marketing	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083	27,083
240	Variable Marketing	31,500	33,698	36,049	38,565	41,255	44,134	47,214	50,879	54,440	58,251	62,330	66,744
241	Fixed Payroll	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235	94,235
242	SGA/OH/Fixed/Variable Expenses	32,038	33,411	34,881	36,453	38,135	39,934	41,858	44,149	46,375	48,757	51,306	54,065
243	Long Term Debt Principle & Interest	-	-	-	-	-	-	-	-	-	-	-	-
244	Investor Distribution Management	-	-	-	-	-	-	-	-	-	-	-	-
245	**Total Cash Out**	**1,444,856**	**1,536,345**	**1,634,217**	**1,738,919**	**1,850,926**	**1,970,749**	**2,098,932**	**2,236,662**	**2,383,418**	**2,540,416**	**2,708,370**	**2,888,127**
246	**ENDING CASH**	**130,144**	**278,696**	**446,940**	**636,250**	**848,096**	**1,084,050**	**1,345,795**	**1,653,090**	**1,991,695**	**2,363,851**	**2,771,958**	**3,221,031**
247													
248	**6**												

YEAR 2 - Cash Flow Forecast												
Year 2 - Cash Flow Forecast	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
STARTING CASH	3,221,031	3,854,413	4,519,834	5,218,633	5,952,206	6,722,007	7,529,550	8,376,415	9,264,247	10,194,760	11,169,741	12,191,050
Cash-In												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
EV Charging Units	3,446,946	3,592,271	3,743,722	3,901,560	4,066,051	4,237,478	4,416,132	4,602,318	4,796,354	4,998,570	5,209,313	5,428,940
Other Income	29,700	30,146	30,598	31,057	31,522	31,995	32,475	32,962	33,457	33,959	34,468	34,985
TOTAL CASH IN	**6,697,677**	**7,476,829**	**8,294,154**	**9,151,249**	**10,049,780**	**10,991,480**	**11,978,157**	**13,011,696**	**14,094,058**	**15,227,289**	**16,413,521**	**17,654,975**
CASH OUT												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-
Cost of Goods	2,585,209	2,694,203	2,807,792	2,926,170	3,049,538	3,178,108	3,312,099	3,451,738	3,597,265	3,748,928	3,906,984	4,071,705
Fixed Marketing	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438	28,438
Variable Marketing	69,533	72,448	75,486	78,652	81,951	85,389	88,972	92,706	96,596	100,651	104,876	109,278
Fixed Payroll	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659	103,659
SGA/OH/Fixed/Variable Expenses	56,426	58,248	60,147	62,125	64,187	66,336	68,575	70,909	73,340	75,874	78,515	81,267
Long Term Debt Principle & Interest	-	-	-	-	-	-	-	-	-	-	-	-
Investor Distribution Management	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Out	**2,843,264**	**2,956,995**	**3,075,521**	**3,199,043**	**3,327,773**	**3,461,930**	**3,601,742**	**3,747,449**	**3,899,298**	**4,057,549**	**4,222,471**	**4,394,346**
ENDING CASH	**3,854,413**	**4,519,834**	**5,218,633**	**5,952,206**	**6,722,007**	**7,529,550**	**8,376,415**	**9,264,247**	**10,194,760**	**11,169,741**	**12,191,050**	**13,260,629**

YEAR 3 - Cash Flow Forecast												
Year 3 - Cash Flow Forecast	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
STARTING CASH	13,260,629	14,819,771	16,497,559	18,302,697	20,244,534	22,333,117	24,579,235	26,994,482	29,591,314	32,383,111	35,384,250	38,610,175
Cash-In												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
EV Charging Units	5,833,564	6,268,346	6,735,532	7,237,538	7,776,959	8,356,584	8,979,409	9,648,654	10,367,778	11,140,499	11,970,812	12,863,009
Other Income	161,408	163,830	166,287	168,781	171,313	173,883	176,491	179,138	181,825	184,553	187,321	190,131
TOTAL CASH IN	**19,255,602**	**21,251,946**	**23,399,378**	**25,709,016**	**28,192,807**	**30,863,584**	**33,735,135**	**36,822,274**	**40,140,917**	**43,708,163**	**47,542,382**	**51,663,315**
CASH OUT												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-
Cost of Goods	4,083,495	4,387,842	4,714,872	5,066,277	5,443,871	5,849,609	6,285,586	6,754,057	7,257,444	7,798,349	8,379,568	9,004,106
Fixed Marketing	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859	29,859
Variable Marketing	119,899	128,644	138,036	148,126	158,965	170,609	183,118	196,556	210,992	226,501	243,163	261,063
Fixed Payroll	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024	114,024
SGA/OH/Fixed/Variable Expenses	88,553	94,018	99,889	106,195	112,969	120,247	128,065	136,463	145,486	155,179	165,593	176,780
Long Term Debt Principle & Interest	-	-	-	-	-	-	-	-	-	-	-	-
Investor Distribution Management	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Out	**4,435,831**	**4,754,387**	**5,096,681**	**5,464,482**	**5,859,690**	**6,284,349**	**6,740,653**	**7,230,960**	**7,757,806**	**8,323,913**	**8,932,207**	**9,585,833**
ENDING CASH	**14,819,771**	**16,497,559**	**18,302,697**	**20,244,534**	**22,333,117**	**24,579,235**	**26,994,482**	**29,591,314**	**32,383,111**	**35,384,250**	**38,610,175**	**42,077,482**

	YEAR 4 - Cash Flow Forecast											
Year 4 - Cash Flow Forecast	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
STARTING CASH	42,077,482	46,011,558	50,181,887	54,602,420	59,287,937	64,254,096	69,517,486	75,095,685	81,007,312	87,272,096	93,910,939	100,945,986
Cash-In												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
EV Charging Units	13,629,360	14,441,368	15,301,755	16,213,401	17,179,362	18,202,872	19,287,361	20,436,461	21,654,023	22,944,124	24,311,086	25,759,490
Other Income	192,983	195,878	198,816	201,798	204,825	207,897	211,016	214,181	217,394	220,655	223,965	227,324
TOTAL CASH IN	55,899,825	60,648,804	65,682,458	71,017,620	76,672,124	82,664,865	89,015,863	95,746,327	102,878,728	110,436,874	118,445,990	126,932,800
CASH OUT												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-
Cost of Goods	9,267,965	9,820,131	10,405,193	11,025,113	11,681,966	12,377,953	13,115,405	13,896,794	14,724,735	15,602,004	16,531,539	17,516,453
Fixed Marketing	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352	31,352
Variable Marketing	276,447	292,745	310,011	328,304	347,684	368,215	389,968	413,013	437,428	463,296	490,701	519,736
Fixed Payroll	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427	125,427
SGA/OH/Fixed/Variable Expenses	187,076	197,262	208,054	219,487	231,599	244,431	258,026	272,430	287,689	303,856	320,985	339,132
Long Term Debt Principle & Interest	-	-	-	-	-	-	-	-	-	-	-	-
Investor Distribution Management	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Out	9,888,267	10,466,917	11,080,038	11,729,683	12,418,028	13,147,379	13,920,178	14,739,015	15,606,632	16,525,935	17,500,004	18,532,100
ENDING CASH	46,011,558	50,181,887	54,602,420	59,287,937	64,254,096	69,517,486	75,095,685	81,007,312	87,272,096	93,910,939	100,945,986	108,400,700

	YEAR 5 - Cash Flow Forecast											
Year 5 - Cash Flow Forecast	Month 49 Jan-27	Month 50 Feb-27	Month 51 Mar-27	Month 52 Apr-27	Month 53 May-27	Month 54 Jun-27	Month 55 Jul-27	Month 56 Aug-27	Month 57 Sep-27	Month 58 Oct-27	Month 59 Nov-27	Month 60 Dec-27
STARTING CASH	108,400,700	118,541,902	129,366,607	140,920,649	153,252,948	166,415,711	180,464,659	195,459,262	211,462,987	228,543,574	246,773,319	266,229,380
Cash-In												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
EV Charging Units	27,493,520	29,344,278	31,319,622	33,427,938	35,678,178	38,079,896	40,643,288	43,379,238	46,299,362	49,416,057	52,742,556	56,292,982
Other Income	230,734	234,195	237,708	241,273	244,892	248,566	252,294	256,079	259,920	263,819	267,776	271,793
TOTAL CASH IN	136,124,953	148,120,375	160,923,937	174,589,861	189,176,019	204,744,173	221,360,242	239,094,579	258,022,269	278,223,450	299,783,650	322,794,155
CASH OUT												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-
Cost of Goods	16,496,112	17,606,567	18,791,773	20,056,763	21,406,907	22,847,938	24,385,973	26,027,543	27,779,617	29,649,634	31,645,533	33,775,789
Fixed Marketing	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920	32,920
Variable Marketing	554,485	591,569	631,147	673,384	718,461	766,569	817,912	872,706	931,186	993,598	1,060,207	1,131,295
Fixed Payroll	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969	137,969
SGA/OH/Fixed/Variable Expenses	361,565	384,742	409,478	435,877	464,050	494,117	526,206	560,453	597,003	636,010	677,641	722,071
Long Term Debt Principle & Interest	-	-	-	-	-	-	-	-	-	-	-	-
Investor Distribution Management	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Out	17,583,051	18,753,768	20,003,287	21,336,913	22,760,308	24,279,514	25,900,980	27,631,592	29,478,695	31,450,131	33,554,270	35,800,045
ENDING CASH	118,541,902	129,366,607	140,920,649	153,252,948	166,415,711	180,464,659	195,459,262	211,462,987	228,543,574	246,773,319	266,229,380	286,994,110

YEAR 6 - Cash Flow Forecast												
Year 6 - Cash Flow Forecast	Month 61 Jan-28	Month 62 Feb-28	Month 63 Mar-28	Month 64 Apr-28	Month 65 May-28	Month 66 Jun-28	Month 67 Jul-28	Month 68 Aug-28	Month 69 Sep-28	Month 70 Oct-28	Month 71 Nov-28	Month 72 Dec-28
STARTING CASH	286,994,110	308,351,888	330,618,640	353,832,690	378,033,976	403,264,119	429,566,498	456,986,317	485,570,690	515,368,713	546,431,556	578,812,543
Cash-In												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
EV Charging Units	58,666,320	61,139,720	63,717,399	66,403,755	69,203,368	72,121,015	75,161,671	78,330,522	81,632,974	85,074,659	88,661,446	92,399,454
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL CASH IN	**345,660,430**	**369,491,608**	**394,336,040**	**420,236,445**	**447,237,344**	**475,385,134**	**504,728,169**	**535,316,840**	**567,203,664**	**600,443,372**	**635,093,002**	**671,211,997**
CASH OUT												
Long Term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-	-	-	-	-	-	-
Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-
Cost of Goods	35,199,792	36,683,832	38,230,440	39,842,253	41,522,021	43,272,609	45,097,003	46,998,313	48,979,784	51,044,795	53,196,868	55,439,673
Fixed Marketing	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566	34,566
Variable Marketing	1,173,326	1,222,794	1,274,348	1,328,075	1,384,067	1,442,420	1,503,233	1,566,610	1,632,659	1,701,493	1,773,229	1,847,989
Fixed Payroll	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766	151,766
SGA/OH/Fixed/Variable Expenses	749,091	780,009	812,230	845,809	880,804	917,275	955,283	994,894	1,036,174	1,079,195	1,124,030	1,170,755
Long Term Debt Principle & Interest	-	-	-	-	-	-	-	-	-	-	-	-
Investor Distribution Management	-	-	-	-	-	-	-	-	-	-	-	-
Total Cash Out	**37,308,542**	**38,872,967**	**40,503,350**	**42,202,469**	**43,973,225**	**45,818,636**	**47,741,851**	**49,746,150**	**51,834,950**	**54,011,816**	**56,280,459**	**58,644,749**
ENDING CASH	**308,351,888**	**330,618,640**	**353,832,690**	**378,033,976**	**403,264,119**	**429,566,498**	**456,986,317**	**485,570,690**	**515,368,713**	**546,431,556**	**578,812,543**	**612,567,248**

9

	YEAR 1												
384 385	**Year 1 - General & Administrative**	**Yearly Cost**	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
386	**Overhead Expenses**													
387	Rent & Lease	39,200	3,267	3,267	3,267	3,267	3,267	3,267	3,267	3,267	3,267	3,267	3,267	3,267
388	Insurance	4,000	333	333	333	333	333	333	333	333	333	333	333	333
389	Utilities	3,000	250	250	250	250	250	250	250	250	250	250	250	250
390	Malpractice Insurance	5,000	417	417	417	417	417	417	417	417	417	417	417	417
391	Travel & Mileage	5,000	417	417	417	417	417	417	417	417	417	417	417	417
392	Office Expenses	5,500	458	458	458	458	458	458	458	458	458	458	458	458
393	Professional Fees (Accounting/Legal)	20,000	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667
394	Technology	2,500	208	208	208	208	208	208	208	208	208	208	208	208
395	Office Equipment	6,500	542	542	542	542	542	542	542	542	542	542	542	542
396	Contractors	50,000	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167
397	Misc Fees	2,500	208	208	208	208	208	208	208	208	208	208	208	208
398	Other	5,000	417	417	417	417	417	417	417	417	417	417	417	417
399	**Subtotal Overhead**	**148,200**	**12,350**	**12,350**	**12,350**	**12,350**	**12,350**	**12,350**	**12,350**	**12,350**	**12,350**	**12,350**	**12,350**	**12,350**
400														
401	**Variable Overhead**													
402	Misc. Variable Expenses	1.00%	15,750	16,849	18,025	19,282	20,628	22,067	23,607	25,440	27,220	29,126	31,165	33,372
403	Travel & Mileage	0.25%	3,938	4,212	4,506	4,821	5,157	5,517	5,902	6,360	6,805	7,281	7,791	8,343
404	**Total Variable Overhead**	**1.25%**	**19,688**	**21,061**	**22,531**	**24,103**	**25,785**	**27,584**	**29,508**	**31,799**	**34,025**	**36,407**	**38,956**	**41,715**
405														
406	**Total Overhead**		**32,038**	**33,411**	**34,881**	**36,453**	**38,135**	**39,934**	**41,858**	**44,149**	**46,375**	**48,757**	**51,306**	**54,065**

10

	YEAR 2 - General & Administrative (SGA) Budget												
Year 2 - General & Administrative	Yearly Cost	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
Overhead Expenses													
Rent & Lease	41,160	3,430	3,430	3,430	3,430	3,430	3,430	3,430	3,430	3,430	3,430	3,430	3,430
Insurance	4,200	350	350	350	350	350	350	350	350	350	350	350	350
Utilities	3,150	263	263	263	263	263	263	263	263	263	263	263	263
Malpractice Insurance	5,250	438	438	438	438	438	438	438	438	438	438	438	438
Travel & Mileage	5,250	438	438	438	438	438	438	438	438	438	438	438	438
Office Expenses	5,775	481	481	481	481	481	481	481	481	481	481	481	481
Professional Fees (Accounting/Legal)	21,000	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750
Technology	2,625	219	219	219	219	219	219	219	219	219	219	219	219
Office Equipment	6,825	569	569	569	569	569	569	569	569	569	569	569	569
Contractors	52,500	4,375	4,375	4,375	4,375	4,375	4,375	4,375	4,375	4,375	4,375	4,375	4,375
Misc Fees	2,625	219	219	219	219	219	219	219	219	219	219	219	219
Other	5,250	438	438	438	438	438	438	438	438	438	438	438	438
Subtotal Overhead	**155,610**	**12,968**	**12,968**	**12,968**	**12,968**	**12,968**	**12,968**	**12,968**	**12,968**	**12,968**	**12,968**	**12,968**	**12,968**
Variable Overhead													
Misc. Variable Expenses	1.00%	34,766	36,224	37,743	39,326	40,976	42,695	44,486	46,353	48,298	50,325	52,438	54,639
Travel & Mileage	0.25%	8,692	9,056	9,436	9,832	10,244	10,674	11,122	11,588	12,075	12,581	13,109	13,660
Total Variable Overhead	**1.25%**	**43,458**	**45,280**	**47,179**	**49,158**	**51,220**	**53,368**	**55,608**	**57,941**	**60,373**	**62,907**	**65,547**	**68,299**
Total Overhead		**56,426**	**58,248**	**60,147**	**62,125**	**64,187**	**66,336**	**68,575**	**70,909**	**73,340**	**75,874**	**78,515**	**81,267**

11

Year 3 - General & Administrative	Yearly Cost	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
YEAR 3 - General & Administrative (SGA) Budget													
Overhead Expenses													
Rent & Lease	43,218	3,602	3,602	3,602	3,602	3,602	3,602	3,602	3,602	3,602	3,602	3,602	3,602
Insurance	4,410	368	368	368	368	368	368	368	368	368	368	368	368
Utilities	3,308	276	276	276	276	276	276	276	276	276	276	276	276
Malpractice Insurance	5,513	459	459	459	459	459	459	459	459	459	459	459	459
Travel & Mileage	5,513	459	459	459	459	459	459	459	459	459	459	459	459
Office Expenses	6,064	505	505	505	505	505	505	505	505	505	505	505	505
Professional Fees (Accounting/Legal)	22,050	1,838	1,838	1,838	1,838	1,838	1,838	1,838	1,838	1,838	1,838	1,838	1,838
Technology	2,756	230	230	230	230	230	230	230	230	230	230	230	230
Office Equipment	7,166	597	597	597	597	597	597	597	597	597	597	597	597
Contractors	55,125	4,594	4,594	4,594	4,594	4,594	4,594	4,594	4,594	4,594	4,594	4,594	4,594
Misc Fees	2,756	230	230	230	230	230	230	230	230	230	230	230	230
Other	5,513	459	459	459	459	459	459	459	459	459	459	459	459
Subtotal Overhead	**163,391**	**13,616**	**13,616**	**13,616**	**13,616**	**13,616**	**13,616**	**13,616**	**13,616**	**13,616**	**13,616**	**13,616**	**13,616**
Variable Overhead													
Misc. Variable Expenses	1.00%	59,950	64,322	69,018	74,063	79,483	85,305	91,559	98,278	105,496	113,251	121,581	130,531
Travel & Mileage	0.25%	14,987	16,080	17,255	18,516	19,871	21,326	22,890	24,569	26,374	28,313	30,395	32,633
Total Variable Overhead	**1.25%**	**74,937**	**80,402**	**86,273**	**92,579**	**99,353**	**106,631**	**114,449**	**122,847**	**131,870**	**141,563**	**151,977**	**163,164**
Total Overhead		**88,553**	**94,018**	**99,889**	**106,195**	**112,969**	**120,247**	**128,065**	**136,463**	**145,486**	**155,179**	**165,593**	**176,780**

12

Year 4 - General & Administrative	Yearly Cost	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
YEAR 4 - General & Administrative (SGA) Budget													
Overhead Expenses													
Rent & Lease	45,379	3,782	3,782	3,782	3,782	3,782	3,782	3,782	3,782	3,782	3,782	3,782	3,782
Insurance	4,631	386	386	386	386	386	386	386	386	386	386	386	386
Utilities	3,473	289	289	289	289	289	289	289	289	289	289	289	289
Malpractice Insurance	5,788	482	482	482	482	482	482	482	482	482	482	482	482
Travel & Mileage	5,788	482	482	482	482	482	482	482	482	482	482	482	482
Office Expenses	6,367	531	531	531	531	531	531	531	531	531	531	531	531
Professional Fees (Accounting/Legal)	23,153	1,929	1,929	1,929	1,929	1,929	1,929	1,929	1,929	1,929	1,929	1,929	1,929
Technology	2,894	241	241	241	241	241	241	241	241	241	241	241	241
Office Equipment	7,525	627	627	627	627	627	627	627	627	627	627	627	627
Contractors	57,881	4,823	4,823	4,823	4,823	4,823	4,823	4,823	4,823	4,823	4,823	4,823	4,823
Misc Fees	2,894	241	241	241	241	241	241	241	241	241	241	241	241
Other	5,788	482	482	482	482	482	482	482	482	482	482	482	482
Subtotal Overhead	**171,560**	**14,297**	**14,297**	**14,297**	**14,297**	**14,297**	**14,297**	**14,297**	**14,297**	**14,297**	**14,297**	**14,297**	**14,297**
Variable Overhead													
Misc. Variable Expenses	1.00%	138,223	146,372	155,006	164,152	173,842	184,108	194,984	206,506	218,714	231,648	245,351	259,868
Travel & Mileage	0.25%	34,556	36,593	38,751	41,038	43,460	46,027	48,746	51,627	54,679	57,912	61,338	64,967
Total Variable Overhead	**1.25%**	**172,779**	**182,966**	**193,757**	**205,190**	**217,302**	**230,135**	**243,730**	**258,133**	**273,393**	**289,560**	**306,688**	**324,835**
Total Overhead		**187,076**	**197,262**	**208,054**	**219,487**	**231,599**	**244,431**	**258,026**	**272,430**	**287,689**	**303,856**	**320,985**	**339,132**

13

Year 5 - General & Administrative	Yearly Cost	Month 49 Jan-27	Month 50 Feb-27	Month 51 Mar-27	Month 52 Apr-27	Month 53 May-27	Month 54 Jun-27	Month 55 Jul-27	Month 56 Aug-27	Month 57 Sep-27	Month 58 Oct-27	Month 59 Nov-27	Month 60 Dec-27
Overhead Expenses													
Rent & Lease	47,648	3,971	3,971	3,971	3,971	3,971	3,971	3,971	3,971	3,971	3,971	3,971	3,971
Insurance	4,862	405	405	405	405	405	405	405	405	405	405	405	405
Utilities	3,647	304	304	304	304	304	304	304	304	304	304	304	304
Malpractice Insurance	6,078	506	506	506	506	506	506	506	506	506	506	506	506
Travel & Mileage	6,078	506	506	506	506	506	506	506	506	506	506	506	506
Office Expenses	6,685	557	557	557	557	557	557	557	557	557	557	557	557
Professional Fees (Accounting/Legal)	24,310	2,026	2,026	2,026	2,026	2,026	2,026	2,026	2,026	2,026	2,026	2,026	2,026
Technology	3,039	253	253	253	253	253	253	253	253	253	253	253	253
Office Equipment	7,901	658	658	658	658	658	658	658	658	658	658	658	658
Contractors	60,775	5,065	5,065	5,065	5,065	5,065	5,065	5,065	5,065	5,065	5,065	5,065	5,065
Misc Fees	3,039	253	253	253	253	253	253	253	253	253	253	253	253
Other	6,078	506	506	506	506	506	506	506	506	506	506	506	506
Subtotal Overhead	**180,138**	**15,012**	**15,012**	**15,012**	**15,012**	**15,012**	**15,012**	**15,012**	**15,012**	**15,012**	**15,012**	**15,012**	**15,012**
Variable Overhead													
Misc. Variable Expenses	1.00%	277,243	295,785	315,573	336,692	359,231	383,285	408,956	436,353	465,593	496,799	530,103	565,648
Travel & Mileage	0.25%	69,311	73,946	78,893	84,173	89,808	95,821	102,239	109,088	116,398	124,200	132,526	141,412
Total Variable Overhead	**1.25%**	**346,553**	**369,731**	**394,467**	**420,865**	**449,038**	**479,106**	**511,195**	**545,441**	**581,991**	**620,998**	**662,629**	**707,060**
Total Overhead		**361,565**	**384,742**	**409,478**	**435,877**	**464,050**	**494,117**	**526,206**	**560,453**	**597,003**	**636,010**	**677,641**	**722,071**

YEAR 5 - General & Administrative (SGA) Budget

14

Year 6 - General & Administrative	Yearly Cost	Month 61 Jan-28	Month 62 Feb-28	Month 63 Mar-28	Month 64 Apr-28	Month 65 May-28	Month 66 Jun-28	Month 67 Jul-28	Month 68 Aug-28	Month 69 Sep-28	Month 70 Oct-28	Month 71 Nov-28	Month 72 Dec-28
YEAR 6 - General & Administrative (SGA) Budget													
Overhead Expenses													
Rent & Lease	50,030	4,169	4,169	4,169	4,169	4,169	4,169	4,169	4,169	4,169	4,169	4,169	4,169
Insurance	5,105	425	425	425	425	425	425	425	425	425	425	425	425
Utilities	3,829	319	319	319	319	319	319	319	319	319	319	319	319
Malpractice Insurance	6,381	532	532	532	532	532	532	532	532	532	532	532	532
Travel & Mileage	6,381	532	532	532	532	532	532	532	532	532	532	532	532
Office Expenses	7,020	585	585	585	585	585	585	585	585	585	585	585	585
Professional Fees (Accounting/Legal)	25,526	2,127	2,127	2,127	2,127	2,127	2,127	2,127	2,127	2,127	2,127	2,127	2,127
Technology	3,191	266	266	266	266	266	266	266	266	266	266	266	266
Office Equipment	8,296	691	691	691	691	691	691	691	691	691	691	691	691
Contractors	63,814	5,318	5,318	5,318	5,318	5,318	5,318	5,318	5,318	5,318	5,318	5,318	5,318
Misc Fees	3,191	266	266	266	266	266	266	266	266	266	266	266	266
Other	6,381	532	532	532	532	532	532	532	532	532	532	532	532
Subtotal Overhead	**189,145**	**15,762**	**15,762**	**15,762**	**15,762**	**15,762**	**15,762**	**15,762**	**15,762**	**15,762**	**15,762**	**15,762**	**15,762**
Variable Overhead													
Misc. Variable Expenses	1.00%	586,663	611,397	637,174	664,038	692,034	721,210	751,617	783,305	816,330	850,747	886,614	923,995
Travel & Mileage	0.25%	146,666	152,849	159,293	166,009	173,008	180,303	187,904	195,826	204,082	212,687	221,654	230,999
Total Variable Overhead	**1.25%**	**733,329**	**764,246**	**796,467**	**830,047**	**865,042**	**901,513**	**939,521**	**979,132**	**1,020,412**	**1,063,433**	**1,108,268**	**1,154,993**
Total Overhead		**749,091**	**780,009**	**812,230**	**845,809**	**880,804**	**917,275**	**955,283**	**994,894**	**1,036,174**	**1,079,195**	**1,124,030**	**1,170,755**

15

Durable
Payroll Forecast
November 20, 2022

YEAR 1													
Year 1 - Payroll Forecast	**Combined Yearly**	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
Headcount													
CEO	40	1	1	1	1	1	1	1	1	1	1	1	1
CTO	40	1	1	1	1	1	1	1	1	1	1	1	1
COO	40	1	1	1	1	1	1	1	1	1	1	1	1
CFO	40	1	1	1	1	1	1	1	1	1	1	1	1
GC	40	1	1	1	1	1	1	1	1	1	1	1	1
HR	40	1	1	1	1	1	1	1	1	1	1	1	1
BD Director	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Manager	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Staff	40	1	1	1	1	1	1	1	1	1	1	1	1
CEO	84	14,583	14,583	14,583	14,583	14,583	14,583	14,583	14,583	14,583	14,583	14,583	14,583
CTO	72	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500
COO	72	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500
CFO	72	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500	12,500
GC	48	8,333	8,333	8,333	8,333	8,333	8,333	8,333	8,333	8,333	8,333	8,333	8,333
HR	24	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167
BD Director	17	2,917	2,917	2,917	2,917	2,917	2,917	2,917	2,917	2,917	2,917	2,917	2,917
Office Manager	24	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167	4,167
Office Staff	38	6,667	6,667	6,667	6,667	6,667	6,667	6,667	6,667	6,667	6,667	6,667	6,667
Total Fixed Payroll		**78,333**	**78,333**	**78,333**	**78,333**	**78,333**	**78,333**	**78,333**	**78,333**	**78,333**	**78,333**	**78,333**	**78,333**
Employer Contribution Taxes													
Employer Social Security	6.25%	4,896	4,896	4,896	4,896	4,896	4,896	4,896	4,896	4,896	4,896	4,896	4,896
Employer Medicare	1.45%	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136	1,136
Career Enhancement Tax	0.50%	392	392	392	392	392	392	392	392	392	392	392	392
State Unemployment insurance	2.90%	2,272	2,272	2,272	2,272	2,272	2,272	2,272	2,272	2,272	2,272	2,272	2,272
Work Comp	7.70%	6,032	6,032	6,032	6,032	6,032	6,032	6,032	6,032	6,032	6,032	6,032	6,032
Payroll Admin	1.50%	1,175	1,175	1,175	1,175	1,175	1,175	1,175	1,175	1,175	1,175	1,175	1,175
Total Payroll Taxes	**20.30%**	**15,902**	**15,902**	**15,902**	**15,902**	**15,902**	**15,902**	**15,902**	**15,902**	**15,902**	**15,902**	**15,902**	**15,902**
Total Payroll		**94,235**	**94,235**	**94,235**	**94,235**	**94,235**	**94,235**	**94,235**	**94,235**	**94,235**	**94,235**	**94,235**	**94,235**

16

YEAR 2 - Payroll Budget Forecast													
Year 2 - Payroll Forecast	**Combined Yearly**	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
Headcount													
CEO	40	1	1	1	1	1	1	1	1	1	1	1	1
CTO	40	1	1	1	1	1	1	1	1	1	1	1	1
COO	40	1	1	1	1	1	1	1	1	1	1	1	1
CFO	40	1	1	1	1	1	1	1	1	1	1	1	1
GC	40	1	1	1	1	1	1	1	1	1	1	1	1
HR	40	1	1	1	1	1	1	1	1	1	1	1	1
BD Director	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Manager	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Staff	40	1	1	1	1	1	1	1	1	1	1	1	1
CEO	93	16,042	16,042	16,042	16,042	16,042	16,042	16,042	16,042	16,042	16,042	16,042	16,042
CTO	79	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750
COO	79	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750
CFO	79	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750	13,750
GC	53	9,167	9,167	9,167	9,167	9,167	9,167	9,167	9,167	9,167	9,167	9,167	9,167
HR	26	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583
BD Director	19	3,208	3,208	3,208	3,208	3,208	3,208	3,208	3,208	3,208	3,208	3,208	3,208
Office Manager	26	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583	4,583
Office Staff	42	7,333	7,333	7,333	7,333	7,333	7,333	7,333	7,333	7,333	7,333	7,333	7,333
Total Fixed Payroll		**86,167**	**86,167**	**86,167**	**86,167**	**86,167**	**86,167**	**86,167**	**86,167**	**86,167**	**86,167**	**86,167**	**86,167**
Payroll Cost 1	11.10%	9,565	9,565	9,565	9,565	9,565	9,565	9,565	9,565	9,565	9,565	9,565	9,565
Payroll Cost 2	7.70%	6,635	6,635	6,635	6,635	6,635	6,635	6,635	6,635	6,635	6,635	6,635	6,635
Payroll Cost 3	1.50%	1,293	1,293	1,293	1,293	1,293	1,293	1,293	1,293	1,293	1,293	1,293	1,293
Total Payroll Costs	**20.30%**	**17,492**	**17,492**	**17,492**	**17,492**	**17,492**	**17,492**	**17,492**	**17,492**	**17,492**	**17,492**	**17,492**	**17,492**
Total Payroll		**103,659**	**103,659**	**103,659**	**103,659**	**103,659**	**103,659**	**103,659**	**103,659**	**103,659**	**103,659**	**103,659**	**103,659**

17

610	**YEAR 3 - Payroll Budget Forecast**												
611	**Year 3 - Payroll Forecast**	**Combined Yearly**	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
612														
613	**Headcount**													
614	CEO	40	1	1	1	1	1	1	1	1	1	1	1	1
615	CTO	40	1	1	1	1	1	1	1	1	1	1	1	1
616	COO	40	1	1	1	1	1	1	1	1	1	1	1	1
617	CFO	40	1	1	1	1	1	1	1	1	1	1	1	1
618	GC	40	1	1	1	1	1	1	1	1	1	1	1	1
619	HR	40	1	1	1	1	1	1	1	1	1	1	1	1
620	BD Director	40	1	1	1	1	1	1	1	1	1	1	1	1
621	Office Manager	40	1	1	1	1	1	1	1	1	1	1	1	1
622	Office Staff	40	1	1	1	1	1	1	1	1	1	1	1	1
623														
624	CEO	102	17,646	17,646	17,646	17,646	17,646	17,646	17,646	17,646	17,646	17,646	17,646	17,646
625	CTO	87	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125
626	COO	87	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125
627	CFO	87	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125	15,125
628	GC	58	10,083	10,083	10,083	10,083	10,083	10,083	10,083	10,083	10,083	10,083	10,083	10,083
629	HR	29	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042
630	BD Director	20	3,529	3,529	3,529	3,529	3,529	3,529	3,529	3,529	3,529	3,529	3,529	3,529
631	Office Manager	29	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042	5,042
632	Office Staff	47	8,067	8,067	8,067	8,067	8,067	8,067	8,067	8,067	8,067	8,067	8,067	8,067
633	**Total Fixed Payroll**		**94,783**	**94,783**	**94,783**	**94,783**	**94,783**	**94,783**	**94,783**	**94,783**	**94,783**	**94,783**	**94,783**	**94,783**
634														
635	Payroll Cost 1	11.10%	10,521	10,521	10,521	10,521	10,521	10,521	10,521	10,521	10,521	10,521	10,521	10,521
636	Payroll Cost 2	7.70%	7,298	7,298	7,298	7,298	7,298	7,298	7,298	7,298	7,298	7,298	7,298	7,298
637	Payroll Cost 3	1.50%	1,422	1,422	1,422	1,422	1,422	1,422	1,422	1,422	1,422	1,422	1,422	1,422
638	**Total Payroll Costs**	**20.30%**	**19,241**	**19,241**	**19,241**	**19,241**	**19,241**	**19,241**	**19,241**	**19,241**	**19,241**	**19,241**	**19,241**	**19,241**
639														
640	**Total Payroll**		**114,024**	**114,024**	**114,024**	**114,024**	**114,024**	**114,024**	**114,024**	**114,024**	**114,024**	**114,024**	**114,024**	**114,024**
641														
642													**18**	
643														

Year 4 - Payroll Forecast	Combined Yearly	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
YEAR 4 - Payroll Budget Forecast													
Headcount													
CEO	40	1	1	1	1	1	1	1	1	1	1	1	1
CTO	40	1	1	1	1	1	1	1	1	1	1	1	1
COO	40	1	1	1	1	1	1	1	1	1	1	1	1
CFO	40	1	1	1	1	1	1	1	1	1	1	1	1
GC	40	1	1	1	1	1	1	1	1	1	1	1	1
HR	40	1	1	1	1	1	1	1	1	1	1	1	1
BD Director	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Manager	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Staff	40	1	1	1	1	1	1	1	1	1	1	1	1
CEO	112	19,410	19,410	19,410	19,410	19,410	19,410	19,410	19,410	19,410	19,410	19,410	19,410
CTO	96	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638
COO	96	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638
CFO	96	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638	16,638
GC	64	11,092	11,092	11,092	11,092	11,092	11,092	11,092	11,092	11,092	11,092	11,092	11,092
HR	32	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546
BD Director	22	3,882	3,882	3,882	3,882	3,882	3,882	3,882	3,882	3,882	3,882	3,882	3,882
Office Manager	32	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546	5,546
Office Staff	51	8,873	8,873	8,873	8,873	8,873	8,873	8,873	8,873	8,873	8,873	8,873	8,873
Total Fixed Payroll		**104,262**	**104,262**	**104,262**	**104,262**	**104,262**	**104,262**	**104,262**	**104,262**	**104,262**	**104,262**	**104,262**	**104,262**
Payroll Cost 1	11.10%	11,573	11,573	11,573	11,573	11,573	11,573	11,573	11,573	11,573	11,573	11,573	11,573
Payroll Cost 2	7.70%	8,028	8,028	8,028	8,028	8,028	8,028	8,028	8,028	8,028	8,028	8,028	8,028
Payroll Cost 3	1.50%	1,564	1,564	1,564	1,564	1,564	1,564	1,564	1,564	1,564	1,564	1,564	1,564
Total Payroll Costs	**20.30%**	**21,165**	**21,165**	**21,165**	**21,165**	**21,165**	**21,165**	**21,165**	**21,165**	**21,165**	**21,165**	**21,165**	**21,165**
Total Payroll		**125,427**	**125,427**	**125,427**	**125,427**	**125,427**	**125,427**	**125,427**	**125,427**	**125,427**	**125,427**	**125,427**	**125,427**

19

Year 5 - Payroll Forecast	Combined Yearly	Month 49 Jan-27	Month 50 Feb-27	Month 51 Mar-27	Month 52 Apr-27	Month 53 May-27	Month 54 Jun-27	Month 55 Jul-27	Month 56 Aug-27	Month 57 Sep-27	Month 58 Oct-27	Month 59 Nov-27	Month 60 Dec-27
YEAR 5 - Payroll Budget Forecast													
Headcount													
CEO	40	1	1	1	1	1	1	1	1	1	1	1	1
CTO	40	1	1	1	1	1	1	1	1	1	1	1	1
COO	40	1	1	1	1	1	1	1	1	1	1	1	1
CFO	40	1	1	1	1	1	1	1	1	1	1	1	1
GC	40	1	1	1	1	1	1	1	1	1	1	1	1
HR	40	1	1	1	1	1	1	1	1	1	1	1	1
BD Director	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Manager	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Staff	40	1	1	1	1	1	1	1	1	1	1	1	1
CEO	123	21,351	21,351	21,351	21,351	21,351	21,351	21,351	21,351	21,351	21,351	21,351	21,351
CTO	106	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301
COO	106	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301
CFO	106	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301	18,301
GC	70	12,201	12,201	12,201	12,201	12,201	12,201	12,201	12,201	12,201	12,201	12,201	12,201
HR	35	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100
BD Director	25	4,270	4,270	4,270	4,270	4,270	4,270	4,270	4,270	4,270	4,270	4,270	4,270
Office Manager	35	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100	6,100
Office Staff	56	9,761	9,761	9,761	9,761	9,761	9,761	9,761	9,761	9,761	9,761	9,761	9,761
Total Fixed Payroll		**114,688**	**114,688**	**114,688**	**114,688**	**114,688**	**114,688**	**114,688**	**114,688**	**114,688**	**114,688**	**114,688**	**114,688**
Payroll Cost 1	11.10%	12,730	12,730	12,730	12,730	12,730	12,730	12,730	12,730	12,730	12,730	12,730	12,730
Payroll Cost 2	7.70%	8,831	8,831	8,831	8,831	8,831	8,831	8,831	8,831	8,831	8,831	8,831	8,831
Payroll Cost 3	1.50%	1,720	1,720	1,720	1,720	1,720	1,720	1,720	1,720	1,720	1,720	1,720	1,720
Total Payroll Costs	**20.30%**	**23,282**	**23,282**	**23,282**	**23,282**	**23,282**	**23,282**	**23,282**	**23,282**	**23,282**	**23,282**	**23,282**	**23,282**
Total Payroll		**137,969**	**137,969**	**137,969**	**137,969**	**137,969**	**137,969**	**137,969**	**137,969**	**137,969**	**137,969**	**137,969**	**137,969**

20

YEAR 6 - Payroll Budget Forecast													
Year 6 - Payroll Forecast	**Combined Yearly**	Month 61 Jan-28	Month 62 Feb-28	Month 63 Mar-28	Month 64 Apr-28	Month 65 May-28	Month 66 Jun-28	Month 67 Jul-28	Month 68 Aug-28	Month 69 Sep-28	Month 70 Oct-28	Month 71 Nov-28	Month 72 Dec-28
Headcount													
CEO	40	1	1	1	1	1	1	1	1	1	1	1	1
CTO	40	1	1	1	1	1	1	1	1	1	1	1	1
COO	40	1	1	1	1	1	1	1	1	1	1	1	1
CFO	40	1	1	1	1	1	1	1	1	1	1	1	1
GC	40	1	1	1	1	1	1	1	1	1	1	1	1
HR	40	1	1	1	1	1	1	1	1	1	1	1	1
BD Director	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Manager	40	1	1	1	1	1	1	1	1	1	1	1	1
Office Staff	40	1	1	1	1	1	1	1	1	1	1	1	1
CEO	135	23,487	23,487	23,487	23,487	23,487	23,487	23,487	23,487	23,487	23,487	23,487	23,487
CTO	116	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131
COO	116	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131
CFO	116	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131	20,131
GC	77	13,421	13,421	13,421	13,421	13,421	13,421	13,421	13,421	13,421	13,421	13,421	13,421
HR	39	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710
BD Director	27	4,697	4,697	4,697	4,697	4,697	4,697	4,697	4,697	4,697	4,697	4,697	4,697
Office Manager	39	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710	6,710
Office Staff	62	10,737	10,737	10,737	10,737	10,737	10,737	10,737	10,737	10,737	10,737	10,737	10,737
Total Fixed Payroll		**126,157**	**126,157**	**126,157**	**126,157**	**126,157**	**126,157**	**126,157**	**126,157**	**126,157**	**126,157**	**126,157**	**126,157**
Payroll Cost 1	11.10%	14,003	14,003	14,003	14,003	14,003	14,003	14,003	14,003	14,003	14,003	14,003	14,003
Payroll Cost 2	7.70%	9,714	9,714	9,714	9,714	9,714	9,714	9,714	9,714	9,714	9,714	9,714	9,714
Payroll Cost 3	1.50%	1,892	1,892	1,892	1,892	1,892	1,892	1,892	1,892	1,892	1,892	1,892	1,892
Total Payroll Costs	**20.30%**	**25,610**	**25,610**	**25,610**	**25,610**	**25,610**	**25,610**	**25,610**	**25,610**	**25,610**	**25,610**	**25,610**	**25,610**
Total Payroll		**151,766**	**151,766**	**151,766**	**151,766**	**151,766**	**151,766**	**151,766**	**151,766**	**151,766**	**151,766**	**151,766**	**151,766**

21

Durable
Cost of Goods Sold Summary
November 20, 2022

YEAR 1

Year 1 - Cost of Sales	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
EV Charging Units	1,260,000	1,347,917	1,441,969	1,542,583	1,650,218	1,765,362	1,888,541	2,020,315	2,161,284	2,312,089	2,473,416	2,646,000
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Total Cost of Goods Sold	**1,260,000**	**1,347,917**	**1,441,969**	**1,542,583**	**1,650,218**	**1,765,362**	**1,888,541**	**2,020,315**	**2,161,284**	**2,312,089**	**2,473,416**	**2,646,000**

YEAR 2 - Cost of Goods Sold Summary

Year 2 - Cost of Sales	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
EV Charging Units	2,585,209	2,694,203	2,807,792	2,926,170	3,049,538	3,178,108	3,312,099	3,451,738	3,597,265	3,748,928	3,906,984	4,071,705
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Total Cost of Goods Sold	**2,585,209**	**2,694,203**	**2,807,792**	**2,926,170**	**3,049,538**	**3,178,108**	**3,312,099**	**3,451,738**	**3,597,265**	**3,748,928**	**3,906,984**	**4,071,705**

YEAR 3 - Cost of Goods Sold Summary

Year 3 - Cost of Sales	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
EV Charging Units	4,083,495	4,387,842	4,714,872	5,066,277	5,443,871	5,849,609	6,285,586	6,754,057	7,257,444	7,798,349	8,379,568	9,004,106
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Total Cost of Goods Sold	**4,083,495**	**4,387,842**	**4,714,872**	**5,066,277**	**5,443,871**	**5,849,609**	**6,285,586**	**6,754,057**	**7,257,444**	**7,798,349**	**8,379,568**	**9,004,106**

YEAR 4 - Cost of Goods Sold Summary

Year 4 - Cost of Sales	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
EV Charging Units	9,267,965	9,820,131	10,405,193	11,025,113	11,681,966	12,377,953	13,115,405	13,896,794	14,724,735	15,602,004	16,531,539	17,516,453
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Total Cost of Goods Sold	**9,267,965**	**9,820,131**	**10,405,193**	**11,025,113**	**11,681,966**	**12,377,953**	**13,115,405**	**13,896,794**	**14,724,735**	**15,602,004**	**16,531,539**	**17,516,453**

YEAR 5 - Cost of Goods Sold Summary

Year 5 - Cost of Sales	Month 49 Jan-27	Month 50 Feb-27	Month 51 Mar-27	Month 52 Apr-27	Month 53 May-27	Month 54 Jun-27	Month 55 Jul-27	Month 56 Aug-27	Month 57 Sep-27	Month 58 Oct-27	Month 59 Nov-27	Month 60 Dec-27
EV Charging Units	16,496,112	17,606,567	18,791,773	20,056,763	21,406,907	22,847,938	24,385,973	26,027,543	27,779,617	29,649,634	31,645,533	33,775,789
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Total Cost of Goods Sold	**16,496,112**	**17,606,567**	**18,791,773**	**20,056,763**	**21,406,907**	**22,847,938**	**24,385,973**	**26,027,543**	**27,779,617**	**29,649,634**	**31,645,533**	**33,775,789**

YEAR 6 - Cost of Goods Sold Summary

Year 6 - Cost of Sales	Month 61 Jan-28	Month 62 Feb-28	Month 63 Mar-28	Month 64 Apr-28	Month 65 May-28	Month 66 Jun-28	Month 67 Jul-28	Month 68 Aug-28	Month 69 Sep-28	Month 70 Oct-28	Month 71 Nov-28	Month 72 Dec-28
EV Charging Units	35,199,792	36,683,832	38,230,440	39,842,253	41,522,021	43,272,609	45,097,003	46,998,313	48,979,784	51,044,795	53,196,868	55,439,673
Other Income	-	-	-	-	-	-	-	-	-	-	-	-
Total Cost of Goods Sold	**35,199,792**	**36,683,832**	**38,230,440**	**39,842,253**	**41,522,021**	**43,272,609**	**45,097,003**	**46,998,313**	**48,979,784**	**51,044,795**	**53,196,868**	**55,439,673**

Durable

Capitalization & Use of Funds Budget

November 20, 2022

YEAR 1

789	**Client Sales Development**				
790	Client Sales Development	52.28%	2,614,000	2,614,000	
791		0.00%	-	-	
792		0.00%	-	-	
793		0.00%	-	-	
794		0.00%	-	-	
795					**2,614,000**
796	**Dealership Marketing Materials**				
797	Dealership Education Materials	5.80%	290,000	290,000	
798	Dealership Prototype	0.00%	-	-	
799		0.00%	-	-	
800		0.00%	-	-	
801		0.00%	-	-	
802					**290,000**
803	**Product Certification**				
804	Product Certification	1.93%	96,500	96,500	
805		0.00%	-	-	
806		0.00%	-	-	
807		0.00%	-	-	
808		0.00%	-	-	
809					**96,500**
810	**Marketing Lead Generation**				
811	Marketing Lead Generation	3.88%	194,000	194,000	
812		0.00%	-	-	
813		0.00%	-	-	
814		0.00%	-	-	
815		0.00%	-	-	
816					**194,000**
817	**Dealership Product Inventory**				
818	Dealership Product Inventory	19.36%	968,000	968,000	
819		0.00%	-	-	
820		0.00%	-	-	
821		0.00%	-	-	
822		0.00%	-	-	
823					**968,000**
824	**Working Class Capital & Sales**				
825	Working Class Capital & Sales	13.55%	677,500	677,500	
826		0.00%	-	-	
827		0.00%	-	-	
828		0.00%	-	-	
829		0.00%	-	-	
830					**677,500**
831	**Cost of Capital**				
832	Intermediary Fees	3.20%	160,000	160,000	
833		0.00%	-	-	
834		0.00%	-	-	
835		0.00%	-	-	
836		0.00%	-	-	
837					**160,000**
838					
839	**Total Use of Funds**	**100.00%**			**5,000,000**

23

Durable
Capital Expenditure Timeline
November 20, 2022

YEAR 1

Year 1 - CAPEX Timeline	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
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Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
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Total Capital Expenditure	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

YEAR 2 - Capital Expenditure Timeline

Year 2 - CAPEX Timeline	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
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Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
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Total Capital Expenditure	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

YEAR 3 - Capital Expenditure Timeline												
Year 3 - CAPEX Timeline	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
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Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
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Total Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-

YEAR 4 - Capital Expenditure Timeline												
Year 4 - CAPEX Timeline	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43	Month 44	Month 45	Month 46	Month 47	Month 48
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Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Total Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-

Year 5 - CAPEX Timeline	Month 49	Month 50	Month 51	Month 52	Month 53	Month 54	Month 55	Month 56	Month 57	Month 58	Month 59	Month 60
YEAR 5 - Capital Expenditure Timeline												
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Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Total Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-

Year 6 - CAPEX Timeline	Month 61	Month 62	Month 63	Month 64	Month 65	Month 66	Month 67	Month 68	Month 69	Month 70	Month 71	Month 72
YEAR 6 - Capital Expenditure Timeline												
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Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
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Total Capital Expenditure	-	-	-	-	-	-	-	-	-	-	-	-

26

Durable
Fixed Marketing & Advertising Budget
November 20, 2022

			YEAR 1											
Year 1 - Marketing & Advertising	Yearly Cost	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
Fixed Marketing Budget													
Selling & Promotions	25,000	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083
Traditional Advertising	250,000	20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833	20,833
Traditional Marketing Materials	25,000	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083
Market Research	25,000	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083	2,083
Total Fixed Marketing	**325,000**	**27,083**	**27,083**	**27,083**	**27,083**	**27,083**	**27,083**	**27,083**	**27,083**	**27,083**	**27,083**	**27,083**	**27,083**

			YEAR 2 - Marketing & Advertising Forecast											
Year 2 - Marketing & Advertising	Yearly Cost	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
Fixed Marketing Budget													
Selling & Promotions	26,250	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188
Traditional Advertising	262,500	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875
Traditional Marketing Materials	26,250	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188
Market Research	26,250	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188
Total Fixed Marketing	**341,250**	**28,438**	**28,438**	**28,438**	**28,438**	**28,438**	**28,438**	**28,438**	**28,438**	**28,438**	**28,438**	**28,438**	**28,438**

			YEAR 3 - Marketing & Advertising Forecast											
Year 3 - Marketing & Advertising	Yearly Cost	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
Fixed Marketing Budget													
Selling & Promotions	27,563	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297
Traditional Advertising	275,625	22,969	22,969	22,969	22,969	22,969	22,969	22,969	22,969	22,969	22,969	22,969	22,969
Traditional Marketing Materials	27,563	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297
Market Research	27,563	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297	2,297
Total Fixed Marketing	**358,313**	**29,859**	**29,859**	**29,859**	**29,859**	**29,859**	**29,859**	**29,859**	**29,859**	**29,859**	**29,859**	**29,859**	**29,859**

27

YEAR 4 - Marketing & Advertising Forecast													
Year 4 - Marketing & Advertising	Yearly Cost	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
Fixed Marketing Budget													
Selling & Promotions	28,941	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412
Traditional Advertising	289,406	24,117	24,117	24,117	24,117	24,117	24,117	24,117	24,117	24,117	24,117	24,117	24,117
Traditional Marketing Materials	28,941	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412
Market Research	28,941	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412	2,412
Total Fixed Marketing	**376,228**	**31,352**	**31,352**	**31,352**	**31,352**	**31,352**	**31,352**	**31,352**	**31,352**	**31,352**	**31,352**	**31,352**	**31,352**

YEAR 5 - Marketing & Advertising Forecast													
Year 5 - Marketing & Advertising	Yearly Cost	Month 49 Jan-27	Month 50 Feb-27	Month 51 Mar-27	Month 52 Apr-27	Month 53 May-27	Month 54 Jun-27	Month 55 Jul-27	Month 56 Aug-27	Month 57 Sep-27	Month 58 Oct-27	Month 59 Nov-27	Month 60 Dec-27
Fixed Marketing Budget													
Selling & Promotions	30,388	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532
Traditional Advertising	303,877	25,323	25,323	25,323	25,323	25,323	25,323	25,323	25,323	25,323	25,323	25,323	25,323
Traditional Marketing Materials	30,388	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532
Market Research	30,388	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532	2,532
Total Fixed Marketing	**395,040**	**32,920**	**32,920**	**32,920**	**32,920**	**32,920**	**32,920**	**32,920**	**32,920**	**32,920**	**32,920**	**32,920**	**32,920**

YEAR 6 - Marketing & Advertising Forecast													
Year 6 - Marketing & Advertising	Yearly Cost	Month 61 Jan-28	Month 62 Feb-28	Month 63 Mar-28	Month 64 Apr-28	Month 65 May-28	Month 66 Jun-28	Month 67 Jul-28	Month 68 Aug-28	Month 69 Sep-28	Month 70 Oct-28	Month 71 Nov-28	Month 72 Dec-28
Fixed Marketing Budget													
Selling & Promotions	31,907	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659
Traditional Advertising	319,070	26,589	26,589	26,589	26,589	26,589	26,589	26,589	26,589	26,589	26,589	26,589	26,589
Traditional Marketing Materials	31,907	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659
Market Research	31,907	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659	2,659
Total Fixed Marketing	**414,792**	**34,566**	**34,566**	**34,566**	**34,566**	**34,566**	**34,566**	**34,566**	**34,566**	**34,566**	**34,566**	**34,566**	**34,566**

Durable
Variable Market Driver Expense Forecast
November 20, 2022

YEAR 1

Year 1 - Market Driver	% of Revenue	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
SEO Spend	0.1%	1,575	1,685	1,802	1,928	2,063	2,207	2,361	2,544	2,722	2,913	3,116	3,337
Social Media Spend	0.1%	1,575	1,685	1,802	1,928	2,063	2,207	2,361	2,544	2,722	2,913	3,116	3,337
SMS Database Marketing	0.1%	1,575	1,685	1,802	1,928	2,063	2,207	2,361	2,544	2,722	2,913	3,116	3,337
Content/Brand Awareness (PR)	1.0%	15,750	16,849	18,025	19,282	20,628	22,067	23,607	25,440	27,220	29,126	31,165	33,372
Email Database Marketing	0.1%	1,575	1,685	1,802	1,928	2,063	2,207	2,361	2,544	2,722	2,913	3,116	3,337
Other Variable Marketing	0.6%	9,450	10,109	10,815	11,569	12,377	13,240	14,164	15,264	16,332	17,475	18,699	20,023
Total Variable Marketing	**2.0%**	**31,500**	**33,698**	**36,049**	**38,565**	**41,255**	**44,134**	**47,214**	**50,879**	**54,440**	**58,251**	**62,330**	**66,744**

YEAR 2 - Market Driver Expense Forecast

Year 2 - Market Driver	% of Revenue	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
SEO Spend	0.1%	3,477	3,622	3,774	3,933	4,098	4,269	4,449	4,635	4,830	5,033	5,244	5,464
Social Media Spend	0.1%	3,477	3,622	3,774	3,933	4,098	4,269	4,449	4,635	4,830	5,033	5,244	5,464
SMS Database Marketing	0.1%	3,477	3,622	3,774	3,933	4,098	4,269	4,449	4,635	4,830	5,033	5,244	5,464
Content/Brand Awareness (PR)	1.0%	34,766	36,224	37,743	39,326	40,976	42,695	44,486	46,353	48,298	50,325	52,438	54,639
Email Database Marketing	0.1%	3,477	3,622	3,774	3,933	4,098	4,269	4,449	4,635	4,830	5,033	5,244	5,464
Other Variable Marketing	0.6%	20,860	21,734	22,646	23,596	24,585	25,617	26,692	27,812	28,979	30,195	31,463	32,784
Total Variable Marketing	**2.0%**	**69,533**	**72,448**	**75,486**	**78,652**	**81,951**	**85,389**	**88,972**	**92,706**	**96,596**	**100,651**	**104,876**	**109,278**

YEAR 3 - Market Driver Expense Forecast

Year 3 - Market Driver	% of Revenue	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
SEO Spend	0.1%	5,995	6,432	6,902	7,406	7,948	8,530	9,156	9,828	10,550	11,325	12,158	13,053
Social Media Spend	0.1%	5,995	6,432	6,902	7,406	7,948	8,530	9,156	9,828	10,550	11,325	12,158	13,053
SMS Database Marketing	0.1%	5,995	6,432	6,902	7,406	7,948	8,530	9,156	9,828	10,550	11,325	12,158	13,053
Content/Brand Awareness (PR)	1.0%	59,950	64,322	69,018	74,063	79,483	85,305	91,559	98,278	105,496	113,251	121,581	130,531
Email Database Marketing	0.1%	5,995	6,432	6,902	7,406	7,948	8,530	9,156	9,828	10,550	11,325	12,158	13,053
Other Variable Marketing	0.6%	35,970	38,593	41,411	44,438	47,690	51,183	54,935	58,967	63,298	67,950	72,949	78,319
Total Variable Marketing	**2.0%**	**119,899**	**128,644**	**138,036**	**148,126**	**158,965**	**170,609**	**183,118**	**196,556**	**210,992**	**226,501**	**243,163**	**261,063**

29

YEAR 4 - Market Driver Expense Forecast													
Year 4 - Market Driver	**% of Revenue**	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
SEO Spend	0.1%	13,822	14,637	15,501	16,415	17,384	18,411	19,498	20,651	21,871	23,165	24,535	25,987
Social Media Spend	0.1%	13,822	14,637	15,501	16,415	17,384	18,411	19,498	20,651	21,871	23,165	24,535	25,987
SMS Database Marketing	0.1%	13,822	14,637	15,501	16,415	17,384	18,411	19,498	20,651	21,871	23,165	24,535	25,987
Content/Brand Awareness (PR)	1.0%	138,223	146,372	155,006	164,152	173,842	184,108	194,984	206,506	218,714	231,648	245,351	259,868
Email Database Marketing	0.1%	13,822	14,637	15,501	16,415	17,384	18,411	19,498	20,651	21,871	23,165	24,535	25,987
Other Variable Marketing	0.6%	82,934	87,823	93,003	98,491	104,305	110,465	116,990	123,904	131,228	138,989	147,210	155,921
Total Variable Marketing	**2.0%**	**276,447**	**292,745**	**310,011**	**328,304**	**347,684**	**368,215**	**389,968**	**413,013**	**437,428**	**463,296**	**490,701**	**519,736**

YEAR 5 - Market Driver Expense Forecast													
Year 5 - Market Driver	**% of Revenue**	Month 49 Jan-27	Month 50 Feb-27	Month 51 Mar-27	Month 52 Apr-27	Month 53 May-27	Month 54 Jun-27	Month 55 Jul-27	Month 56 Aug-27	Month 57 Sep-27	Month 58 Oct-27	Month 59 Nov-27	Month 60 Dec-27
SEO Spend	0.1%	27,724	29,578	31,557	33,669	35,923	38,328	40,896	43,635	46,559	49,680	53,010	56,565
Social Media Spend	0.1%	27,724	29,578	31,557	33,669	35,923	38,328	40,896	43,635	46,559	49,680	53,010	56,565
SMS Database Marketing	0.1%	27,724	29,578	31,557	33,669	35,923	38,328	40,896	43,635	46,559	49,680	53,010	56,565
Content/Brand Awareness (PR)	1.0%	277,243	295,785	315,573	336,692	359,231	383,285	408,956	436,353	465,593	496,799	530,103	565,648
Email Database Marketing	0.1%	27,724	29,578	31,557	33,669	35,923	38,328	40,896	43,635	46,559	49,680	53,010	56,565
Other Variable Marketing	0.6%	166,346	177,471	189,344	202,015	215,538	229,971	245,373	261,812	279,356	298,079	318,062	339,389
Total Variable Marketing	**2.0%**	**554,485**	**591,569**	**631,147**	**673,384**	**718,461**	**766,569**	**817,912**	**872,706**	**931,186**	**993,598**	**1,060,207**	**1,131,295**

YEAR 6 - Market Driver Expense Forecast													
Year 6 - Market Driver	**% of Revenue**	Month 61 Jan-28	Month 62 Feb-28	Month 63 Mar-28	Month 64 Apr-28	Month 65 May-28	Month 66 Jun-28	Month 67 Jul-28	Month 68 Aug-28	Month 69 Sep-28	Month 70 Oct-28	Month 71 Nov-28	Month 72 Dec-28
SEO Spend	0.1%	58,666	61,140	63,717	66,404	69,203	72,121	75,162	78,331	81,633	85,075	88,661	92,399
Social Media Spend	0.1%	58,666	61,140	63,717	66,404	69,203	72,121	75,162	78,331	81,633	85,075	88,661	92,399
SMS Database Marketing	0.1%	58,666	61,140	63,717	66,404	69,203	72,121	75,162	78,331	81,633	85,075	88,661	92,399
Content/Brand Awareness (PR)	1.0%	586,663	611,397	637,174	664,038	692,034	721,210	751,617	783,305	816,330	850,747	886,614	923,995
Email Database Marketing	0.1%	58,666	61,140	63,717	66,404	69,203	72,121	75,162	78,331	81,633	85,075	88,661	92,399
Other Variable Marketing	0.6%	351,998	366,838	382,304	398,423	415,220	432,726	450,970	469,983	489,798	510,448	531,969	554,397
Total Variable Marketing	**2.0%**	**1,173,326**	**1,222,794**	**1,274,348**	**1,328,075**	**1,384,067**	**1,442,420**	**1,503,233**	**1,566,610**	**1,632,659**	**1,701,493**	**1,773,229**	**1,847,989**

Durable

Key Performance Indicator (KPI) Assumptions

November 20, 2022

Basic Assumptions (EV Charging Units)		**Basic Assumptions (Other Income)**		**Cost of Sales Breakout (Year 1)**		California	1283
Starting Number of Units Sold	11			Sales Commissions	5%	Nevada	97
Average Price per Unit	150,000			Direct Labor	33%	Arizona	246
				Direct Materials	40%	Florida	878
				Other	2%	Nex Mexico	111
				Cost of Sales Breakout (Year 2)		Alabama	272
				Sales Commissions	5%	Arkansas	210
				Direct Labor	30%	Georgia	490
				Direct Materials	38%	Louisiana	280
				Other	2%	Mississippi	177
Annual Growth Rate (Units Sold)		**Cost of Sales Breakout**		**Cost of Sales Breakout (Year 3)**		North Carolina	559
Year 1	100%	Sales Commissions	5%	Sales Commissions	5%	Oklahoma	251
Year 2	50%	Direct Labor	33%	Direct Labor	28%	South Carolina	249
Year 3	110%	Direct Materials	40%	Direct Materials	35%	Tennessee	336
Year 4	80%	Other	2%	Other	2%	Texas	1203
Year 5	95%			**Cost of Sales Breakout (Year 4)**		Oregon	215
Year 6	50%	**Annual Growth Rate**		Sales Commissions	5%	Washington	310
		Year 1	5%	Direct Labor	26%	Idaho	97
Monthly CAGR (Units Sold)		Year 2	5%	Direct Materials	35%	Montana	94
Year 1	6.50%	Year 3	5%	Other	2%	Wyoming	48
Year 2	3.75%	Year 4	5%	**Cost of Sales Breakout (Year 5)**		Alaska	27
Year 3	6.98%	Year 5	5%	Sales Commissions	5%	South Dakota	84
Year 4	5.49%	Year 6	5%	Direct Labor	20%	Nebraska	156
Year 5	6.26%			Direct Materials	35%	Minnesota	338
Year 6	3.75%	**Monthly CAGR**		Other	0%	Iowa	272
		Year 1	0.44%	**Cost of Sales Breakout (Year 6)**		Missouri	373
Annual Growth Rate (Pricing)		Year 2	0.44%	Sales Commissions	5%	Michigan	614
Year 1	5%	Year 3	0.44%	Direct Labor	20%	Wisconsin	468
Year 2	5%	Year 4	0.44%	Direct Materials	35%	Tennessee	336
Year 3	5%	Year 5	0.44%	Other	0%	Kentucky	230
Year 4	5%	Year 6	0.44%			Indiana	399
Year 5	5%					West Virginia	131
Year 6	5%					Ohio	716
						Pennsylvania	863
Monthly CAGR (Pricing)						Maryland	305
Year 1	0.44%					Delaware	53
Year 2	0.44%					New Jersey	446
Year 3	0.44%					New York	848
Year 4	0.44%					Vermont	77
Year 5	0.44%					New Hampshire	129
Year 6	0.44%					Maine	111
						Massachusetts	381
						Illinois	705
						Colorado	247
						Connecticut	247
						Kansas	209
						Hawaii	67
						Virginia	452
						Total Dealerships	**16,690**

31

Durable

Key Performance Indicator (KPI) - Expense Assumptions

November 20, 2022

OPEX - Annual Growth		**Payroll - Annual Growth**		**Fixed Marketing - Annual Growth**	
Year 2	5%	Year 2	10%	Year 2	5%
Year 3	5%	Year 3	10%	Year 3	5%
Year 4	5%	Year 4	10%	Year 4	5%
Year 5	5%	Year 5	10%	Year 5	5%
Year 6	5%	Year 6	10%	Year 6	5%

32

Durable

Revenue Summary

November 20, 2022

YEAR 1

Year 1 - Revenue	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
EV Charging Units	1,575,000	1,684,896	1,802,461	1,928,229	2,062,772	2,206,703	2,360,677	2,525,394	2,701,605	2,890,111	3,091,770	3,307,500
Other Income	-	-	-	-	-	-	-	18,563	20,419	22,461	24,707	29,700
Total Revenue	**1,575,000**	**1,684,896**	**1,802,461**	**1,928,229**	**2,062,772**	**2,206,703**	**2,360,677**	**2,543,957**	**2,722,024**	**2,912,572**	**3,116,477**	**3,337,200**

YEAR 2 - Revenue Summary

Year 2 - Revenue	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
EV Charging Units	3,446,946	3,592,271	3,743,722	3,901,560	4,066,051	4,237,478	4,416,132	4,602,318	4,796,354	4,998,570	5,209,313	5,428,940
Other Income	29,700	30,146	30,598	31,057	31,522	31,995	32,475	32,962	33,457	33,959	34,468	34,985
Total Revenue	**3,476,646**	**3,622,416**	**3,774,320**	**3,932,616**	**4,097,574**	**4,269,473**	**4,448,607**	**4,635,280**	**4,829,811**	**5,032,529**	**5,243,781**	**5,463,925**

YEAR 3 - Revenue Summary

Year 3 - Revenue	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
EV Charging Units	5,833,564	6,268,346	6,735,532	7,237,538	7,776,959	8,356,584	8,979,409	9,648,654	10,367,778	11,140,499	11,970,812	12,863,009
Other Income	161,408	163,830	166,287	168,781	171,313	173,883	176,491	179,138	181,825	184,553	187,321	190,131
Total Revenue	**5,994,972**	**6,432,175**	**6,901,819**	**7,406,319**	**7,948,272**	**8,530,467**	**9,155,900**	**9,827,792**	**10,549,603**	**11,325,052**	**12,158,133**	**13,053,140**

YEAR 4 - Revenue Summary

Year 4 - Revenue	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
EV Charging Units	13,629,360	14,441,368	15,301,755	16,213,401	17,179,362	18,202,872	19,287,361	20,436,461	21,654,023	22,944,124	24,311,086	25,759,490
Other Income	192,983	195,878	198,816	201,798	204,825	207,897	211,016	214,181	217,394	220,655	223,965	227,324
Total Revenue	**13,822,343**	**14,637,246**	**15,500,571**	**16,415,199**	**17,384,187**	**18,410,769**	**19,498,377**	**20,650,642**	**21,871,416**	**23,164,778**	**24,535,051**	**25,986,814**

YEAR 5 - Revenue Summary

Year 5 - Revenue	Month 49 Jan-27	Month 50 Feb-27	Month 51 Mar-27	Month 52 Apr-27	Month 53 May-27	Month 54 Jun-27	Month 55 Jul-27	Month 56 Aug-27	Month 57 Sep-27	Month 58 Oct-27	Month 59 Nov-27	Month 60 Dec-27
EV Charging Units	27,493,520	29,344,278	31,319,622	33,427,938	35,678,178	38,079,896	40,643,288	43,379,238	46,299,362	49,416,057	52,742,556	56,292,982
Other Income	230,734	234,195	237,708	241,273	244,892	248,566	252,294	256,079	259,920	263,819	267,776	271,793
Total Revenue	**27,724,254**	**29,578,473**	**31,557,329**	**33,669,212**	**35,923,071**	**38,328,462**	**40,895,583**	**43,635,317**	**46,559,282**	**49,679,876**	**53,010,332**	**56,564,774**

YEAR 6 - Revenue Summary

Year 6 - Revenue	Month 61 Jan-28	Month 62 Feb-28	Month 63 Mar-28	Month 64 Apr-28	Month 65 May-28	Month 66 Jun-28	Month 67 Jul-28	Month 68 Aug-28	Month 69 Sep-28	Month 70 Oct-28	Month 71 Nov-28	Month 72 Dec-28
EV Charging Units	58,666,320	61,139,720	63,717,399	66,403,755	69,203,368	72,121,015	75,161,671	78,330,522	81,632,974	85,074,659	88,661,446	92,399,454
Other Income	285,382	285,382	285,382	285,382	285,382	285,382	285,382	285,382	285,382	285,382	285,382	285,382
Total Revenue	**58,951,703**	**61,425,102**	**64,002,782**	**66,689,137**	**69,488,751**	**72,406,397**	**75,447,053**	**78,615,905**	**81,918,356**	**85,360,041**	**88,946,828**	**92,684,837**

Durable

EV Charging Unit Revenue Model

November 20, 2022

YEAR 1

Year 1 - EV Charging Units	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
Total Units Sold	11	11	12	13	14	14	15	16	17	19	20	21
Average Price per Unit	150,000	150,667	151,337	152,009	152,685	153,364	154,046	154,730	155,418	156,109	156,803	157,500
Total EV Charging Unit Revenue	**1,575,000**	**1,684,896**	**1,802,461**	**1,928,229**	**2,062,772**	**2,206,703**	**2,360,677**	**2,525,394**	**2,701,605**	**2,890,111**	**3,091,770**	**3,307,500**
EV Charging Units Revenue	1,575,000	1,684,896	1,802,461	1,928,229	2,062,772	2,206,703	2,360,677	2,525,394	2,701,605	2,890,111	3,091,770	3,307,500
Total EV Charging Units Revenue	1,575,000	1,684,896	1,802,461	1,928,229	2,062,772	2,206,703	2,360,677	2,525,394	2,701,605	2,890,111	3,091,770	3,307,500
Subtotal Revenue	**1,575,000**	**1,684,896**	**1,802,461**	**1,928,229**	**2,062,772**	**2,206,703**	**2,360,677**	**2,525,394**	**2,701,605**	**2,890,111**	**3,091,770**	**3,307,500**
Cost of Goods & Sales												
Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Direct Labor	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
Direct Materials	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
Subtotal Cost of Goods	**1,260,000**	**1,347,917**	**1,441,969**	**1,542,583**	**1,650,218**	**1,765,362**	**1,888,541**	**2,020,315**	**2,161,284**	**2,312,089**	**2,473,416**	**2,646,000**
Gross Operating Profit	**315,000**	**336,979**	**360,492**	**385,646**	**412,554**	**441,341**	**472,135**	**505,079**	**540,321**	**578,022**	**618,354**	**661,500**

YEAR 2 - EV Charging Unit Revenues

Year 2 - EV Charging Units	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
Total Units Sold	22	23	23	24	25	26	27	28	29	30	32	33
Average Price per Unit	158,200	158,903	159,610	160,319	161,032	161,748	162,467	163,189	163,914	164,643	165,375	166,110
Total EV Charging Unit Revenue	**3,446,946**	**3,592,271**	**3,743,722**	**3,901,560**	**4,066,051**	**4,237,478**	**4,416,132**	**4,602,318**	**4,796,354**	**4,998,570**	**5,209,313**	**5,428,940**
EV Charging Units Revenue	3,446,946	3,592,271	3,743,722	3,901,560	4,066,051	4,237,478	4,416,132	4,602,318	4,796,354	4,998,570	5,209,313	5,428,940
Total EV Charging Units Revenue	3,446,946	3,592,271	3,743,722	3,901,560	4,066,051	4,237,478	4,416,132	4,602,318	4,796,354	4,998,570	5,209,313	5,428,940
Subtotal Revenue	**3,446,946**	**3,592,271**	**3,743,722**	**3,901,560**	**4,066,051**	**4,237,478**	**4,416,132**	**4,602,318**	**4,796,354**	**4,998,570**	**5,209,313**	**5,428,940**
Cost of Goods & Sales												
Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Direct Labor	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%
Direct Materials	38%	38%	38%	38%	38%	38%	38%	38%	38%	38%	38%	38%
Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
Subtotal Cost of Goods	**2,585,209**	**2,694,203**	**2,807,792**	**2,926,170**	**3,049,538**	**3,178,108**	**3,312,099**	**3,451,738**	**3,597,265**	**3,748,928**	**3,906,984**	**4,071,705**
Gross Operating Profit	**861,736**	**898,068**	**935,931**	**975,390**	**1,016,513**	**1,059,369**	**1,104,033**	**1,150,579**	**1,199,088**	**1,249,643**	**1,302,328**	**1,357,235**

34

YEAR 3 - EV Charging Unit Revenues												
Year 3 - EV Charging Units	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
Total Units Sold	35	37	40	43	46	49	52	56	60	64	69	73
Average Price per Unit	166,849	167,590	168,335	169,084	169,835	170,590	171,348	172,110	172,875	173,644	174,416	175,191
Total EV Charging Unit Revenue	**5,833,564**	**6,268,346**	**6,735,532**	**7,237,538**	**7,776,959**	**8,356,584**	**8,979,409**	**9,648,654**	**10,367,778**	**11,140,499**	**11,970,812**	**12,863,009**
EV Charging Units Revenue	5,833,564	6,268,346	6,735,532	7,237,538	7,776,959	8,356,584	8,979,409	9,648,654	10,367,778	11,140,499	11,970,812	12,863,009
Total EV Charging Units Revenue	5,833,564	6,268,346	6,735,532	7,237,538	7,776,959	8,356,584	8,979,409	9,648,654	10,367,778	11,140,499	11,970,812	12,863,009
Subtotal Revenue	**5,833,564**	**6,268,346**	**6,735,532**	**7,237,538**	**7,776,959**	**8,356,584**	**8,979,409**	**9,648,654**	**10,367,778**	**11,140,499**	**11,970,812**	**12,863,009**
Cost of Goods & Sales												
Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Direct Labor	28%	28%	28%	28%	28%	28%	28%	28%	28%	28%	28%	28%
Direct Materials	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%
Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
Subtotal Cost of Goods	4,083,495	4,387,842	4,714,872	5,066,277	5,443,871	5,849,609	6,285,586	6,754,057	7,257,444	7,798,349	8,379,568	9,004,106
Gross Operating Profit	**1,750,069**	**1,880,504**	**2,020,660**	**2,171,261**	**2,333,088**	**2,506,975**	**2,693,823**	**2,894,596**	**3,110,333**	**3,342,150**	**3,591,244**	**3,858,903**

YEAR 4 - EV Charging Unit Revenues												
Year 4 - EV Charging Units	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
Total Units Sold	77	82	86	91	96	101	107	113	119	125	132	139
Average Price per Unit	175,970	176,752	177,538	178,327	179,120	179,916	180,716	181,519	182,326	183,136	183,951	184,768
Total EV Charging Unit Revenue	**13,629,360**	**14,441,368**	**15,301,755**	**16,213,401**	**17,179,362**	**18,202,872**	**19,287,361**	**20,436,461**	**21,654,023**	**22,944,124**	**24,311,086**	**25,759,490**
EV Charging Units Revenue	13,629,360	14,441,368	15,301,755	16,213,401	17,179,362	18,202,872	19,287,361	20,436,461	21,654,023	22,944,124	24,311,086	25,759,490
Total EV Charging Units Revenue	13,629,360	14,441,368	15,301,755	16,213,401	17,179,362	18,202,872	19,287,361	20,436,461	21,654,023	22,944,124	24,311,086	25,759,490
Subtotal Revenue	**13,629,360**	**14,441,368**	**15,301,755**	**16,213,401**	**17,179,362**	**18,202,872**	**19,287,361**	**20,436,461**	**21,654,023**	**22,944,124**	**24,311,086**	**25,759,490**
Cost of Goods & Sales												
Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Direct Labor	26%	26%	26%	26%	26%	26%	26%	26%	26%	26%	26%	26%
Direct Materials	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%
Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
Subtotal Cost of Goods	9,267,965	9,820,131	10,405,193	11,025,113	11,681,966	12,377,953	13,115,405	13,896,794	14,724,735	15,602,004	16,531,539	17,516,453
Gross Operating Profit	**4,361,395**	**4,621,238**	**4,896,562**	**5,188,288**	**5,497,396**	**5,824,919**	**6,171,955**	**6,539,668**	**6,929,287**	**7,342,120**	**7,779,548**	**8,243,037**

YEAR 5 - EV Charging Unit Revenues												
Year 5 - EV Charging Units	Month 49 Jan-27	Month 50 Feb-27	Month 51 Mar-27	Month 52 Apr-27	Month 53 May-27	Month 54 Jun-27	Month 55 Jul-27	Month 56 Aug-27	Month 57 Sep-27	Month 58 Oct-27	Month 59 Nov-27	Month 60 Dec-27
Total Units Sold	148	157	167	178	189	201	213	227	241	256	272	289
Average Price per Unit	185,590	186,415	187,243	188,076	188,912	189,751	190,595	191,442	192,293	193,148	194,007	194,869
Total EV Charging Unit Revenue	**27,493,520**	**29,344,278**	**31,319,622**	**33,427,938**	**35,678,178**	**38,079,896**	**40,643,288**	**43,379,238**	**46,299,362**	**49,416,057**	**52,742,556**	**56,292,982**
EV Charging Units Revenue	27,493,520	29,344,278	31,319,622	33,427,938	35,678,178	38,079,896	40,643,288	43,379,238	46,299,362	49,416,057	52,742,556	56,292,982
Total EV Charging Units Revenue	27,493,520	29,344,278	31,319,622	33,427,938	35,678,178	38,079,896	40,643,288	43,379,238	46,299,362	49,416,057	52,742,556	56,292,982
Subtotal Revenue	**27,493,520**	**29,344,278**	**31,319,622**	**33,427,938**	**35,678,178**	**38,079,896**	**40,643,288**	**43,379,238**	**46,299,362**	**49,416,057**	**52,742,556**	**56,292,982**
Cost of Goods & Sales												
Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Direct Labor	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%
Direct Materials	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%
Other	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Subtotal Cost of Goods	16,496,112	17,606,567	18,791,773	20,056,763	21,406,907	22,847,938	24,385,973	26,027,543	27,779,617	29,649,634	31,645,533	33,775,789
Gross Operating Profit	10,997,408	11,737,711	12,527,849	13,371,175	14,271,271	15,231,958	16,257,315	17,351,695	18,519,745	19,766,423	21,097,022	22,517,193

YEAR 6 - EV Charging Unit Revenues												
Year 6 - EV Charging Units	Month 61 Jan-28	Month 62 Feb-28	Month 63 Mar-28	Month 64 Apr-28	Month 65 May-28	Month 66 Jun-28	Month 67 Jul-28	Month 68 Aug-28	Month 69 Sep-28	Month 70 Oct-28	Month 71 Nov-28	Month 72 Dec-28
Total Units Sold	300	311	323	335	347	360	374	388	403	418	433	450
Average Price per Unit	195,735	196,605	197,479	198,357	199,239	200,125	201,014	201,908	202,805	203,707	204,613	205,522
Total EV Charging Unit Revenue	**58,666,320**	**61,139,720**	**63,717,399**	**66,403,755**	**69,203,368**	**72,121,015**	**75,161,671**	**78,330,522**	**81,632,974**	**85,074,659**	**88,661,446**	**92,399,454**
EV Charging Units Revenue	58,666,320	61,139,720	63,717,399	66,403,755	69,203,368	72,121,015	75,161,671	78,330,522	81,632,974	85,074,659	88,661,446	92,399,454
Total EV Charging Units Revenue	58,666,320	61,139,720	63,717,399	66,403,755	69,203,368	72,121,015	75,161,671	78,330,522	81,632,974	85,074,659	88,661,446	92,399,454
Subtotal Revenue	**58,666,320**	**61,139,720**	**63,717,399**	**66,403,755**	**69,203,368**	**72,121,015**	**75,161,671**	**78,330,522**	**81,632,974**	**85,074,659**	**88,661,446**	**92,399,454**
Cost of Goods & Sales												
Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Direct Labor	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%
Direct Materials	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%
Other	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Subtotal Cost of Goods	35,199,792	36,683,832	38,230,440	39,842,253	41,522,021	43,272,609	45,097,003	46,998,313	48,979,784	51,044,795	53,196,868	55,439,673
Gross Operating Profit	23,466,528	24,455,888	25,486,960	26,561,502	27,681,347	28,848,406	30,064,668	31,332,209	32,653,190	34,029,863	35,464,578	36,959,782

YEAR 1												
Year 1 - Other Income	Month 1 Jan-23	Month 2 Feb-23	Month 3 Mar-23	Month 4 Apr-23	Month 5 May-23	Month 6 Jun-23	Month 7 Jul-23	Month 8 Aug-23	Month 9 Sep-23	Month 10 Oct-23	Month 11 Nov-23	Month 12 Dec-23
1385 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1386 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1387 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1388 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1389 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1390 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1391 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1392 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1393 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1394 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1395 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1396 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1397 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1398 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1399 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1400 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1401 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1402 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1403												
1404 Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
1405 Total Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
1406 **Subtotal Revenue**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
1407												
1408 **Cost of Goods & Sales**												
1409 Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
1410 Direct Labor	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
1411 Direct Materials	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
1412 Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
1413 **Subtotal Cost of Goods**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
1414												
1415 **Gross Operating Profit**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
1416												

YEAR 2 - Other Income												
Year 2 - Other Income	Month 13 Jan-24	Month 14 Feb-24	Month 15 Mar-24	Month 16 Apr-24	Month 17 May-24	Month 18 Jun-24	Month 19 Jul-24	Month 20 Aug-24	Month 21 Sep-24	Month 22 Oct-24	Month 23 Nov-24	Month 24 Dec-24
1420 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1421 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1422 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1423 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1424 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1425 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1426 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1427 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1428 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1429 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1430 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1431 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1432 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1433 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1434 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1435 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1436 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1437 Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1438												
1439 Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
1440 Total Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
1441 **Subtotal Revenue**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
1442												
1443 **Cost of Goods & Sales**												
1444 Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
1445 Direct Labor	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
1446 Direct Materials	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
1447 Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
1448 **Subtotal Cost of Goods**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
1449												
1450 **Gross Operating Profit**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

	YEAR 3 - Other Income											
Year 3 - Other Income	Month 25 Jan-25	Month 26 Feb-25	Month 27 Mar-25	Month 28 Apr-25	Month 29 May-25	Month 30 Jun-25	Month 31 Jul-25	Month 32 Aug-25	Month 33 Sep-25	Month 34 Oct-25	Month 35 Nov-25	Month 36 Dec-25
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
Total Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Revenue	-	-	-	-	-	-	-	-	-	-	-	-
Cost of Goods & Sales												
Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Direct Labor	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
Direct Materials	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
Subtotal Cost of Goods	-	-	-	-	-	-	-	-	-	-	-	-
Gross Operating Profit	-	-	-	-	-	-	-	-	-	-	-	-

	YEAR 4 - Other Income											
Year 4 - Other Income	Month 37 Jan-26	Month 38 Feb-26	Month 39 Mar-26	Month 40 Apr-26	Month 41 May-26	Month 42 Jun-26	Month 43 Jul-26	Month 44 Aug-26	Month 45 Sep-26	Month 46 Oct-26	Month 47 Nov-26	Month 48 Dec-26
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
Total Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Revenue	-	-	-	-	-	-	-	-	-	-	-	-
Cost of Goods & Sales												
Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Direct Labor	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
Direct Materials	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
Subtotal Cost of Goods	-	-	-	-	-	-	-	-	-	-	-	-
Gross Operating Profit	-	-	-	-	-	-	-	-	-	-	-	-

		Month 49	Month 50	Month 51	Month 52	Month 53	Month 54	Month 55	Month 56	Month 57	Month 58	Month 59	Month 60
1525	**YEAR 5 - Other Income**												
1526	**Year 5 - Other Income**	Month 49	Month 50	Month 51	Month 52	Month 53	Month 54	Month 55	Month 56	Month 57	Month 58	Month 59	Month 60
1527		Jan-27	Feb-27	Mar-27	Apr-27	May-27	Jun-27	Jul-27	Aug-27	Sep-27	Oct-27	Nov-27	Dec-27
1528	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1529	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1530	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1531	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1532	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1533	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1534	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1535	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1536	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1537	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1538	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1539	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1540	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1541	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1542	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1543	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1544	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1545	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1546													
1547	Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
1548	Total Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
1549	**Subtotal Revenue**	-	-	-	-	-	-	-	-	-	-	-	-
1550													
1551	**Cost of Goods & Sales**												
1552	Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
1553	Direct Labor	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
1554	Direct Materials	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
1555	Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
1556	**Subtotal Cost of Goods**	-	-	-	-	-	-	-	-	-	-	-	-
1557													
1558	**Gross Operating Profit**	-	-	-	-	-	-	-	-	-	-	-	-
1559													
1560													
1561	**YEAR 6 - Other Income**												
1562	**Year 6 - Other Income**	Month 61	Month 62	Month 63	Month 64	Month 65	Month 66	Month 67	Month 68	Month 69	Month 70	Month 71	Month 72
1563		Jan-28	Feb-28	Mar-28	Apr-28	May-28	Jun-28	Jul-28	Aug-28	Sep-28	Oct-28	Nov-28	Dec-28
1564	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1565	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1566	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1567	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1568	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1569	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1570	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1571	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1572	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1573	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1574	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1575	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1576	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1577	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1578	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1579	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1580	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1581	Placeholder	-	-	-	-	-	-	-	-	-	-	-	-
1582													
1583	Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
1584	Total Other Income Revenue	-	-	-	-	-	-	-	-	-	-	-	-
1585	**Subtotal Revenue**	-	-	-	-	-	-	-	-	-	-	-	-
1586													
1587	**Cost of Goods & Sales**												
1588	Sales Commissions	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
1589	Direct Labor	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%	33%
1590	Direct Materials	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
1591	Other	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%
1592	**Subtotal Cost of Goods**	-	-	-	-	-	-	-	-	-	-	-	-
1593													
1594	**Gross Operating Profit**	-	-	-	-	-	-	-	-	-	-	-	-
1595													
1596													

THE EVSTRUCTURE INC.
EV Installation Revenue Model
Updated September 9, 2022

Year 1 EV Install	N/A Jan-22	N/A Feb-22	N/A Mar-22	N/A Apr-22	N/A May-22	N/A Jun-22	N/A Jul-22	Month 1 Aug-22	Month 2 Sep-22	Month 3 Oct-22	Month 4 Nov-22	Month 5 Dec-22
Site Assessments	-	-	-	-	-	-	-	25	28	30	33	40
Close Ratio of Site Inspections	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%
Close Ratio of Site Inspections	-	-	-	-	-	-	-	11	12	14	15	18
Average Installation	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
Gross Revenue	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**84,375**	**92,813**	**102,094**	**112,303**	**135,000**
Cost of Goods & Expenses												
Materials (40%)	-	-	-	-	-	-	-	33,750	37,125	40,838	44,921	54,000
Direct Labor (33%)	-	-	-	-	-	-	-	27,844	30,628	33,691	37,060	44,550
Sales & Commissions (5%)	-	-	-	-	-	-	-	4,219	4,641	5,105	5,615	6,750
Cost of Goods	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**65,813**	**72,394**	**79,633**	**87,596**	**105,300**
Net Income	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**18,563**	**20,419**	**22,461**	**24,707**	**29,700**

Year 2 EV Install	Month 6 Jan-23	Month 7 Feb-23	Month 8 Mar-23	Month 9 Apr-23	Month 10 May-23	Month 11 Jun-23	Month 12 Jul-23	Month 13 Aug-23	Month 14 Sep-23	Month 15 Oct-23	Month 16 Nov-23	Month 17 Dec-23
Site Assessments	40	41	41	42	42	43	44	44	45	46	46	47
Close Ratio of Site Inspections	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%
Close Ratio of Site Inspections	18	18	19	19	19	19	20	20	20	21	21	21
Average Installation	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
Gross Revenue	**135,000**	**137,025**	**139,080**	**141,167**	**143,284**	**145,433**	**147,615**	**149,829**	**152,076**	**154,358**	**156,673**	**159,023**
Cost of Goods & Expenses												
Materials (40%)	54,000	54,810	55,632	56,467	57,314	58,173	59,046	59,932	60,831	61,743	62,669	63,609
Direct Labor (33%)	44,550	45,218	45,897	46,585	47,284	47,993	48,713	49,444	50,185	50,938	51,702	52,478
Sales & Commissions (5%)	6,750	6,851	6,954	7,058	7,164	7,272	7,381	7,491	7,604	7,718	7,834	7,951
Cost of Goods	**105,300**	**106,880**	**108,483**	**110,110**	**111,762**	**113,438**	**115,140**	**116,867**	**118,620**	**120,399**	**122,205**	**124,038**
Net Income	**29,700**	**30,146**	**30,598**	**31,057**	**31,522**	**31,995**	**32,475**	**32,962**	**33,457**	**33,959**	**34,468**	**34,985**

Year 3 EV Install	Month 18 Jan-24	Month 19 Feb-24	Month 20 Mar-24	Month 21 Apr-24	Month 22 May-24	Month 23 Jun-24	Month 24 Jul-24	Month 25 Aug-24	Month 26 Sep-24	Month 27 Oct-24	Month 28 Nov-24	Month 29 Dec-24
Site Assessments	48	49	49	50	51	52	52	53	54	55	56	56
Close Ratio of Site Inspections	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%
Close Ratio of Site Inspections	22	22	22	23	23	23	24	24	24	25	25	25
Average Installation	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
Gross Revenue	**161,408**	**163,830**	**166,287**	**168,781**	**171,313**	**173,883**	**176,491**	**179,138**	**181,825**	**184,553**	**187,321**	**190,131**
Cost of Goods & Expenses												
Materials (38%)	61,335	62,255	63,189	64,137	65,099	66,075	67,067	68,073	69,094	70,130	71,182	72,250
Direct Labor (33%)	53,265	54,064	54,875	55,698	56,533	57,381	58,242	59,116	60,002	60,902	61,816	62,743
Sales & Commissions (5%)	8,070	8,191	8,314	8,439	8,566	8,694	8,825	8,957	9,091	9,228	9,366	9,507
Cost of Goods	**122,670**	**124,510**	**126,378**	**128,274**	**130,198**	**132,151**	**134,133**	**136,145**	**138,187**	**140,260**	**142,364**	**144,499**
Net Income	**38,738**	**39,319**	**39,909**	**40,508**	**41,115**	**41,732**	**42,358**	**42,993**	**43,638**	**44,293**	**44,957**	**45,631**

	Month 30 Jan-25	Month 31 Feb-25	Month 32 Mar-25	Month 33 Apr-25	Month 34 May-25	Month 35 Jun-25	Month 36 Jul-25	Month 37 Aug-25	Month 38 Sep-25	Month 39 Oct-25	Month 40 Nov-25	Month 41 Dec-25
Year 4 EV Install												
Site Assessments	57	58	59	60	61	62	63	63	64	65	66	67
Close Ratio of Site Inspections	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%
Close Ratio of Site Inspections	26	26	27	27	27	28	28	29	29	29	30	30
Average Installation	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
Gross Revenue	**192,983**	**195,878**	**198,816**	**201,798**	**204,825**	**207,897**	**211,016**	**214,181**	**217,394**	**220,655**	**223,965**	**227,324**
Cost of Goods & Expenses												
Materials (40%)	77,193	78,351	79,526	80,719	81,930	83,159	84,406	85,672	86,958	88,262	89,586	90,930
Direct Labor (33%)	63,684	64,640	65,609	66,593	67,592	68,606	69,635	70,680	71,740	72,816	73,908	75,017
Sales & Commissions (5%)	9,649	9,794	9,941	10,090	10,241	10,395	10,551	10,709	10,870	11,033	11,198	11,366
Cost of Goods	**150,527**	**152,785**	**155,076**	**157,402**	**159,763**	**162,160**	**164,592**	**167,061**	**169,567**	**172,111**	**174,692**	**177,313**
Net Income	**42,456**	**43,093**	**43,739**	**44,396**	**45,061**	**45,737**	**46,423**	**47,120**	**47,827**	**48,544**	**49,272**	**50,011**

	Month 42 Jan-26	Month 43 Feb-26	Month 44 Mar-26	Month 45 Apr-26	Month 46 May-26	Month 47 Jun-26	Month 48 Jul-26	Month 49 Aug-26	Month 50 Sep-26	Month 51 Oct-26	Month 52 Nov-26	Month 53 Dec-26
Year 5 EV Install												
Site Assessments	68	69	70	71	73	74	75	76	77	78	79	81
Close Ratio of Site Inspections	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%
Close Ratio of Site Inspections	31	31	32	32	33	33	34	34	35	35	36	36
Average Installation	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
Gross Revenue	**230,734**	**234,195**	**237,708**	**241,273**	**244,892**	**248,566**	**252,294**	**256,079**	**259,920**	**263,819**	**267,776**	**271,793**
Cost of Goods & Expenses												
Materials (40%)	92,294	93,678	95,083	96,509	97,957	99,426	100,918	102,432	103,968	105,528	107,110	108,717
Direct Labor (33%)	76,142	77,284	78,444	79,620	80,815	82,027	83,257	84,506	85,774	87,060	88,366	89,692
Sales & Commissions (5%)	11,537	11,710	11,885	12,064	12,245	12,428	12,615	12,804	12,996	13,191	13,389	13,590
Cost of Goods	**179,972**	**182,672**	**185,412**	**188,193**	**191,016**	**193,881**	**196,790**	**199,741**	**202,738**	**205,779**	**208,865**	**211,998**
Net Income	**50,761**	**51,523**	**52,296**	**53,080**	**53,876**	**54,684**	**55,505**	**56,337**	**57,182**	**58,040**	**58,911**	**59,794**

Durable
Pre & Post Money Business Valuation
November 20, 2022

	Valuation Summary	
1674		
1675	**Weighted Valuation (Pre-Money)**	**37,712,158**
1676	**Low Range (Pre-Money)**	**30,169,726**
1677	**High Range (Pre-Money)**	**45,254,589**
1678	**Pre-Money**	**37,712,158**
1679	**Post-Money**	**42,712,158**

	Methodology Weighted Values		
1680			
1681	Market Capitalization	$ 7,500,000	94.00%
1682	Book Value	$ 18,839	0.00%
1683	Market Comps	$ 247,528,800	3.00%
1684	DCF With Terminal	$ 774,543,118	3.00%
1685	**Subtotal**		**100.00%**

	IRR & EBITDA Multiple Calculations		
1686			
1687	Initial Investment	(5,000,000) **Internal Rate of Return**	**181.69%**
1688	FCF 1	2,512,404	
1689	FCF 2	7,830,887 **EBITDA Multiple**	**95.56**
1690	FCF 3	22,477,145	
1691	FCF 4	51,732,110	
1692	FCF 5	139,302,860	
1693	FCF 6	253,947,048	

	Transaction Assumptions	
1694		
1695		
1696	**Convertible Note**	**5,000,000**
1697	**Equity to be Sold**	**13.26%**
1698	**Conversion Discount**	**20.00%**
1699	**Equity Converted**	**16.57%**

Durable
Market Research & Comparisons
November 20, 2022

1700	**Comparable Values**	
1701	Flo	270,000,000
1702	Ubitricity	58,800,000
1703	Volta	25,200,000
1704	Chargepoint+	3,012,576,000
1705		
1706	**Mathmatical Average**	**841,644,000**
1707		
1708	**Weights**	
1709	Flo	25.00%
1710	Ubitricity	35.00%
1711	Volta	35.00%
1712	Chargepoint+	5.00%
1713		
1714	**Weighted Market Comp**	**100.00%**
1715		
1716	**Values after applying weights**	
1717	Flo	67,500,000
1718	Ubitricity	20,580,000
1719	Volta	8,820,000
1720	Chargepoint+	150,628,800
1721		-
1722	**Comparative Value**	**247,528,800**
1723		
1724	**Summary of Market and Comparisons**	
1725		
1726		
1727	**Market References**	
1728		
1729		
1730		
1731		
1732		
1733		
1734		
1735		
1736		
1737		
1738		
1739		
1740		
1741		
1742		
1743		
1744		
1745		
1746		
1747		
1748		
1749		
1750		
1751		
1752		
1753		
1754		

Durable

Discounted Cash Flow with Terminal Value

November 20, 2022

1756				
1757		**Free Cash Flow**	**Discount Rate**	**19.83%**
1758	Year 1 FCF	2,512,404	1	2,096,640
1759	Year 2 FCF	7,830,887	2	5,453,557
1760	Year 3 FCF	22,477,145	3	13,063,047
1761	Year 4 FCF	51,732,110	4	25,089,844
1762	Year 5 FCF	139,302,860	5	56,380,930
1763	Year 6 FCF	253,947,048	6	85,772,844
1764			**Terminal Value**	**586,686,256**
1765			**DCF Value**	**774,543,118**
1766	**Key Performance Indicators**			
1767	BETA	2	https://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/wacc.html	
1768	Discount Rate (WACC)	19.83%	https://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/wacc.html	
1769	EBITDA Multiple	6.84	https://www.equidam.com/ebitda-multiples-trbc-industries/	
1770	Treasury Bond Rate	4.13%	https://ycharts.com/indicators/10_year_treasury_rate#:~:text=10%20Year%20Treasury%20F	
1771	**Risk Sensitivity**			
1772		25.00%	30.00%	40.00%
1773		2,009,923	1,932,618	1,794,574
1774		5,011,768	4,633,661	3,995,350
1775		11,508,298	10,230,835	8,191,379
1776		21,189,472	18,112,850	13,466,293
1777		66,570,695	52,611,787	33,726,786
1778		455,343,553	359,864,624	230,691,215
1779		**561,633,710**	**447,386,376**	**291,865,598**
1780				

1781 The Discounted Cash Flow with a terminal value assumes a continuation of the business as currently operated into the near future

1782

1783	Beta is a measure of the volatility—or systematic risk—of a security or portfolio compared to the market as a whole. Beta is used in the capital asset pricing model (CAPM), which describes the relationship between systematic risk and expected return for assets (usually stocks). CAPM is widely used as a method for pricing risky securities and for generating estimates of the expected returns of assets, considering both the risk of those assets and the cost of capital.[1]
1784	Beta, primarily used in the capital asset pricing model (CAPM), is a measure of the volatility–or systematic risk–of a security or portfolio compared to the market as a whole. Beta data about an individual stock can only provide an investor with an approximation of how much risk the stock will add to a (presumably) diversified portfolio. For beta to be meaningful, the stock should be related to the benchmark that is used in the calculation.
1785	Discounted Cash Flow Analysis (DCF) - DCF measures the value of a company as the present value of all future projected cash flows. The DCF method is dependent upon multi-year projections of future cash flows, adjusted by an appropriate discount rate. Theoretically, if all assumptions hold true, DCF is the most accurate method for valuing a company as it provides an intrinsic valuation. This method allows the appraiser to adjust the financial forecast for different operating outcomes and assumptions to analyze the impact of various scenarios. DCF requires making assumptions about future performance and risk profile – and the valuation is only as good as the accuracy of those assumptions.
1786	The same term, discount rate, is also used in discounted cash flow analysis. DCF is a commonly followed valuation method used to estimate the value of an investment based on its expected future cash flows. Based on the concept of the time value of money, the DCF analysis helps assess the viability of a project or investment by calculating the present value of expected future cash flows using a discount rate. In simple terms, if a project needs a certain investment now (as well as in future months) and predictions are available about the future returns it will generate, then—using the discount rate—it is possible to calculate the current value of all such cash flows. If the net present value is positive, the project is considered viable. Otherwise, it is considered financially unfeasible.
1787	In this context of DCF analysis, the discount rate refers to the interest rate used to determine the present value. For example, $100 invested today in a savings scheme that offers a 10% interest rate will grow to $110. In other words, $110 (future value) when discounted by the rate of 10% is worth $100 (present value) as of today. If one knows—or can reasonably predict—all such future cash flows (like the future value of $110), then, using a particular discount rate, the present value of such an investment can be obtained.
1788	Terminal Value (TV)[2] is the value of an asset, business, or project beyond the forecasted period when future cash flows can be estimated. Terminal value assumes a business will grow at a set growth rate forever after the forecast period. Terminal value often comprises a large percentage of the total assessed value. The discounted cash flow with a terminal value earned a weight of 2% due to times series modeling, industry series modeling, and the existence of five years of wholesale revenues on public state websites for confirmation that the forecasts are in alignment with actual revenues being generated by existing enterprises.
1789	[1] https://www.investopedia.com/terms/b/beta.asp
1790	[2]https://www.investopedia.com/terms/t/terminalvalue.asp#:~:text=Terminal%20value%20(TV)%20determines%20a,forecast%20period%20an
1791	d%20terminal%20value.
1792	

Durable
Market Capitalization
November 20, 2022

		Ownership Interest	Units	Capitalization
1793				
1794	Shares Outstanding	100.00%	7,500,000	-
1795	Seed	0.00%	-	-
1796	Others	0.00%	-	-
1797	Reg A+	0.00%	-	-
1798	**Total Ownership**	**100.00%**	**7,500,000**	**-**
1799				
1800				
1801	**Current Share Price**	**-**		
1802				
1803				
1804				
1805	**Post Money Upon Conversion**			
1806				
1807				
1808				
1809				
1810				
1811	**Market Capitalization**			**-**
1812				

Durable
Book Value (Liquidation Value)
November 20, 2022

1813	Cash and Cash Equivalents	-
1814	Short-Term Investments	-
1815	Accounts Receivable	-
1816	Inventory	-
1817	Supplies	-
1818	Pre-Paid Expenses	-
1819	**Total Current Assets**	**-**
1820	Investments	-
1821	Placeholder	-
1822	Placeholder	-
1823	Placeholder	-
1824	**Total Other Current Assets**	**-**
1825	**Total Current Assets**	**18,839**
1826	Property, Plant, & Equipment -Net	-
1827	Intangible Assets	-
1828	Other Fixed Assets	-
1829	**Total Fixed Assets**	**-**
1830	**TOTAL ASSETS**	**18,839**
1831	Accounts Payable	-
1832	Short-Term Loans	-
1833	Current Portion of Long-Term Debt	-
1834	Accrued Compensation & Benefits	-
1835	Income Taxes Payable	-
1836	Unearned Revenue	-
1837	Other Accrued Liabilities	-
1838	**Total Current Liabilities**	**-**
1839	Notes Payable	-
1840	Deferred Income Tax	-
1841	Other Long-Term Debt	-
1842	**Total Long-Term Liabilities**	**-**
1843	**Total Liabilities**	**-**
1844	Common Stock	-
1845	Additional Paid-In-Capital	-
1846	Retained Earnings	-
1847	Net Income	-
1848	**Total Equity**	**-**
1849	**TOTAL LIABILITIES AND EQUITY**	**18,839**
1850		
1851		**47**

Durable

Capitalization Table (Straight Dilution Schedule - Shares Authorized)

November 20, 2022

1852				
1853	**Ownership**	**Shares**	**Ownership**	**Invested Capital**
1854	Wilhelm Cashen	3,675,000	49.00%	-
1855	Xavone Charles	3,825,000	51.00%	-
1856			0.00%	-
1857		-	0.00%	-
1858		-	0.00%	-
1859		-	0.00%	-
1860		-	0.00%	-
1861		-	0.00%	-
1862				
1863	**Total**	**7,500,000**	**100.0%**	**-**
1864				

1865

Durable
Post-Money Capitalization Table
November 20, 2022

Ownership	Current Capitalization		Post-Money Capitalization	
	Shares	Ownership	Shares	% of Ownership
New Equity Partner	-	0.00%	1,000,000	11.76%
Wilhelm Cashen	3,675,000	49.00%	3,675,000	43.24%
Xavone Charles	3,825,000	51.00%	3,825,000	45.00%
	-	0.00%	-	0.00%
	-	0.00%	-	0.00%
	-	0.00%	-	0.00%
	-	0.00%	-	0.00%
	-	0.00%	-	0.00%
Total	7,500,000	100.0%	8,500,000	100.00%

49



Tony Drexel Smith Consulting
Chief Consultant, Capizate, Inc.
Business Valuation Expert



Summary

Smith is an expert in business valuations. For 27 years, Tony Drexel Smith has served small to medium enterprise business owners, start-up entrepreneurs and the business capital community by being an intermediary that specializes in developing and executing professional-grade business finance documentation. For the past three years (2019-2022), he and his MBA-educated team have completed an average of four valuations per month (More than 150). Tony has heard more than 10,000 elevator pitches and has been engaged by 1,500 enterprises since 1995.

Educator, Speaker & Expert Witness

Since 2008, Smith has taught more than 75 seminars and courses in business finance. He has served as a keynote speaker on the subject of business finance and alternative-speculative investing. As of 2022, Smith teaches an average of a course per month. He has mentored dozens of MBA students and is an invited speaker at colleges and universities across the nation. Examples include: The UCLA School of Law Continuing Education (CA State Bar CE), West Virginia University (WVU), University of Las Vegas (UNLV), and the University of Nevada at Reno (UNR). He has also served as an expert witness on several court cases involving the business valuation of an expertise including depositions and trials by jury.

Valuation Services (Purpose)

The purpose of a valuation most often drives the appropriate valuation methodologies to be applied. A partner dispute or divorce focused valuation leans on objective methods and current value. A valuation for raising capital assumes the "post-money" value of a company – what is it worth after time and money have been applied to the business model? This often requires speculative methods such as time series modeling with a net present value and discounted cash flow formulas. Examples include:

- Mergers & Acquisitions
- Capital fundraise equity price valuations
- Business Sale Valuation
- Pre-Initial Public Offering
- Civil court dispute resolution valuation

Process

Smith is an advocate of multiple valuation methodologies using a weighted average of at least three values, ideally four. The first method, and often most reliable is a "Book Value." Book value is the approach made by CPAs and accountants because it is most objective and is based on historical data. The second most reliable method is Capitalization Value – how much has been previously paid for equity in the company? Third, each industry, sector and subsector has an industry standard value (Sales Multiple, EBITDA Multiple, Traction, Customer County, AAR, Etc.). The fourth is discounted cash flow with a net present and terminal value. This method often requires a forecast of 5-years cash flow requiring a full proforma. The fifth is market comparisons using multiple research tools such as Pitchbook, CrunchBase and other resources.

Education

Graduate of the University of La Verne with a Bachelor of Arts degree in Business Administration with Cum Laude Honors. Completed more than a dozen professional licenses and certificates. Smith is a Veteran of Foreign Wars, USMC.

References

https://tonydrexelsmith.com; https://www.linkedin.com/in/tonydrexelsmith/; Google, YouTube, Twitter all use the handle Tony Drexel Smith.

8400 W Sunset Road #300, Las Vegas Nevada 89113 - tony@tonydrexelsmith.com - O 702-960-2607 - M 626-277-7860